Exhibit 99.90

Collective Mining Ltd.

Annual Information Form

For the year ended December 31, 2023

Dated March 28, 2024

MEANING OF CERTAIN REFERENCES AND CURRENCY INFORMATION

In this annual information form (“AIF” or “Annual Information Form”), unless the context otherwise requires, “Collective” refers to Collective Mining Ltd.; “Collective Mining Bermuda” refers to Collective Mining Limited (Bermuda), “Branch” refers to Collective Mining Limited Sucursal, a Colombian branch (Colombia); “Minerales Provenza” refers to the Corporation’s subsidiary Minerales Provenza S.A.S. (Colombia); “Minera Campana” refers to the Corporation’s subsidiary Minera Campana S.A.S. (Colombia); and the “Corporation” refers to Collective Mining Ltd. and its subsidiaries. References to “POCML5” refer to the Corporation prior to completion of the Business Combination (as defined herein).

This AIF applies to the business activities and operations of the Corporation for the year ended December 31, 2023, as updated to March 28, 2024. Unless otherwise indicated, the information in this AIF is given as of the date hereof.

Unless otherwise indicated, all references to “US$” in this AIF refer to United States dollars and all references to “$” or “C$” in this AIF refer to Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

This AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking information includes, but is not limited to, statements with respect to: the future price of commodities; the estimation of mineral resources; the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; success of exploration activities; the payment of net smelter return royalties; permitting time lines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; ability to generate a mineral resource estimate and a preliminary economic assessment; reclamation expenses; the acquisition of new properties; other statements relating to the financial and business prospects of the Corporation; information as to the Corporation’s strategy, plans or future financial or operating performance; and other events or conditions that may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the novel coronavirus disease (“COVID-19”); results of exploration activities not being supportive of further development of our projects; the future price of commodities; the estimation of mineral resources, the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; success of current drill programs; conducting operations in a foreign country; the assurance of titles or boundaries; uncertainties of project costs; the presence of artisanal/illegal miners; the process of formalization of artisanal miners and the closure of illegal mines; the environmental permitting process in Colombia; title regarding the ownership of the Corporation’s projects and the related surface rights and to the boundaries of the Corporation’s projects and other risks related to maintaining land surface rights; maintaining the security of the Corporation’s information technology systems; the Corporation’s limited operating history; the payment of net smelter return royalties; the significant influence exercised by the Executive Chairman of the Corporation over the Corporation; permitting time lines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; delays in obtaining, or the inability to obtain, third party contracts, equipment, supplies and governmental or other approvals; accidents, labour disputes, unavailability of appropriate land use permits, changes to land usage agreements and other risks of the mining industry generally and specifically in Colombia; reclamation expenses; the inability to obtain financing required for the completion of exploration and development activities; changes in business and economic conditions; price volatility of the common shares of the Corporation (the “Common Shares”); other factors beyond the Corporation’s control; and as well as those factors included herein and elsewhere in the Corporation’s public disclosure. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives and may not be appropriate for other purposes. The Corporation does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives and may not be appropriate for other purposes. See the section entitled “Risk Factors” below, for additional risk factors that could cause results to differ materially from forward-looking statements.

The forward-looking information and statements contained in this AIF represent the Corporation’s views and expectations as of the date of this AIF and forward-looking information and statements contained herein represent the Corporation’s views as of the date of hereof. The Corporation anticipates that subsequent events and developments may cause its views to change. However, while the Corporation may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this AIF relating to the Corporation’s mineral properties has been reviewed and approved by David J. Reading, MSc in Economic Geology and a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG), and a special advisor to the Corporation, who is a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43- 101”).

GLOSSARY OF GEOLOGICAL, TECHNICAL AND MINERAL TERMS

“Ag” means the chemical symbol for silver.

“Alteration” means changes in the mineral composition of a rock brought about by physical or chemical means, especially the local action of hydrothermal solutions that can be related to mineralization.

“Assay” means to analyze the proportions of metal in a rock or overburden sample and to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

“Au” means the chemical symbol for gold.

“Base Metal” means industrial non-ferrous metals excluding precious metals.

“Chalcopyrite” means a copper sulphide mineral, the most common ore mineral of copper.

“Claim” means the area that confers mineral exploration/exploitation rights to the registered (mineral/mining) holder under the laws of the governing jurisdiction.

“Cu” means the chemical symbol for copper.

“Deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; however, a deposit does not qualify as a commercially mineable or body or as containing reserves of ore, until final legal, technical and economic factors have been resolved.

“Diamond Drilling” means drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays as used in mine exploration.

“Dip” means the maximum angle that a structural surface makes with the horizontal, measured perpendicular to the strike of the structure and in the vertical plane.

“Disseminated” means the distribution of mineralization usually as small grains randomly distributed throughout a rock mass.

“Exploration” means prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

“Fault” means a fracture in a rock across which there has been displacement.

“Fe” means the chemical symbol for iron.

“Grade” means the concentration of an ore metal in a rock sample, given either as weight percent for base metals (e.g. Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for gold, silver, and platinum group metals.

“ICP” means induced coupled plasma.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Lithology” means the physical character of a rock.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral” means a naturally occurring chemical compound or limited mixture of chemical compounds. Minerals generally form crystals and have specific physical and chemical properties which can be used to identify them.

“Mineral Project” means any exploration, development or production activity, including a royalty interest or similar interest in these activities, in respect of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

“Mineralization” means the process or processes by which a mineral or minerals are introduced into a rock resulting in concentration of metals and their chemical compounds within a body of rock.

“Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The lovation, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Mo” means the chemical symbol for molybdenum.

“Mt” means one megatonne, being the equivalent of one thousand tonnes.

“Ore” means a mixture of ore minerals and gangue (worthless minerals) from which there are reasonable and realistic prospects for the economic extraction of at least one ore mineral.

“Pb” means the chemical symbol for lead.

“Preliminary Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“Qualified Person” means an individual who: (i) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment; (ii) has experience relevant to the subject matter of the mineral project and the technical report; and (ii) is in good standing with a professional association or foreign association and has the corresponding designation.

“Sample” means a small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

“Sampling” means selecting a fractional by representative part of a mineral deposit for analysis.

“Strike” means the course or bearing of the outcrop of an inclined bed, vein, or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the Dip.

“Zn” means the chemical symbol for zinc.

METRIC EQUIVALENTS

For ease of reference, the following conversion factors are provided:

Imperial Measure	Metric Unit	Metric Unit	Imperial Measure
2.47 acres	1 hectare (ha)	0.4047 hectares (ha)	1 acre
3.28 feet (ft)	1 metre (m)	0.3048 metres (m)	1 foot (ft)
0.62 miles	1 kilometer (Km)	1.609 kilometers (Km)	1 mile
0.032 troy ounces	1 gram (g)	31.1 grams (g)	1 troy ounce
2.205 pounds (lb)	1 kilogram (kg)	0.454 kilograms (kg)	1 pound (lb)
1.102 short tons	1 tonne (t)	0.907 tonnes (t)	1 short ton
0.029 troy ounces/ton	1 gram/tonne (g/t)	34.28 grams/tonne (g/t)	1 troy ounce/ton

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on February 21, 2018 under the name “POCML 5 Inc.” (“POCML5”). On December 10, 2018, POCML5 completed an initial public offering by way of a capital pool company prospectus.

On May 20, 2021, Collective completed the Business Combination (as such term is defined herein) and filed Articles of Amendment to effect a name change from “POCML 5 Inc.” to “Collective Mining Ltd.” (the “Name Change”). See “General Development of the Business – The Business Combination”.

The registered and head office of Collective is located 82 Richmond St. E., Toronto, Ontario M5C 1P1.

Inter-corporate Relationships

The following diagram presents the inter-corporate relationships among Collective and its subsidiaries, as at the date hereof.

[1]	Includes Collective Mining Limited Sucursal Colombia, a Colombian branch (“Branch”).

GENERAL DEVELOPMENT OF THE BUSINESS

Collective is a Canadian company listed on the TSX (the “TSX”) under the symbol “CNL”. The Corporation’s long-term focus is on the acquisition, exploration, development and exploitation of mineral properties in which the Corporation’s exploration, development and operating expertise could substantially enhance shareholder value. The Corporation currently has one material exploration project which is the 4,455 ha Guayabales project (the “Guayabales Project”) located in the Caldas department of Colombia. The Corporation also owns the 4,754-hectare San Antonio project also located in a historical gold district in the Caldas department of Colombia (the “San Antonio Project”), however, the focus of the Corporation is on the Guayabales Project, which is currently its only material project. As at the date of this AIF, the Corporation has made a significant copper, gold, silver, tungsten discovery called the Apollo Porphyry system and generated a number of other targets at the Guayabales Project.

Prior to the completion of the Business Combination, the only active business operations of POCML5 was to seek, evaluate and negotiate a potential “Qualifying Transaction” pursuant to the policies of the TSX Venture Exchange (“TSXV”) and meet the disclosure obligations imposed upon it as a reporting issuer in the provinces of British Columbia, Alberta and Ontario. Following the completion of the Business Combination, Collective continued the business of Collective Mining Inc. (“CMI”). See “General Developments of the Business – The Business Combination”.

The Business Combination

POCML5, CMI and a wholly-owned subsidiary of POCML5 entered into a definitive business combination agreement dated February 26, 2021 (the “Business Combination Agreement”), providing for the acquisition of all of the issued and outstanding common shares of CMI (the “Business Combination”). On May 20, 2021, the Corporation completed its “Qualifying Transaction” in accordance with the applicable policies of the TSXV and pursuant to the terms of the Business Combination Agreement. In connection with the completion of the Business Combination, which constituted a reverse takeover of POCML5 by CMI, POCML5 filed Articles of Amendment to effect the Name Change and a consolidation of the Common Shares on a four (old) for one (new) basis. The Common Shares commenced trading on the TSXV on May 28, 2021 under the symbol “CNL”.

Subscription Receipt Financing

Prior to the closing of the Qualifying Transaction, each of POCML5 and CMI completed non-brokered private placements, resulting in the sale of an aggregate of $15,000,000 of subscription receipts, collectively (the “Subscription Receipt Offerings”). The proceeds from the Offering were placed into escrow on completion of the Subscription Receipt Offerings. In connection with the completion of the Business Combination, the subscription receipts were converted into an aggregate of 15,000,000 Common Shares and 7,500,000 Common Share purchase warrants of the Corporation (“2021 Warrants”), with each 2021 Warrant entitling the holder to acquire one Common Share at a price of $2.00 for a period of 36 months following the completion of the Business Combination, subject to the right of the Corporation to accelerate the expiry of the 2021 Warrants in the event that the closing price of the Common Shares on the TSXV remains equal to or higher than $2.60 for 20 consecutive trading days. Outstanding finder warrants issued in connection with the Subscription Receipt Offerings were also exchanged for comparable securities of the Corporation on a one-for-one basis.

Three-Year History and Significant Acquisitions

Business Combination and 2021

CMI was incorporated under the OBCA on February 11, 2020. At the time of incorporation, CMI was a privately-held exploration and development company focused on identifying and exploring prospective gold projects in South America. CMI held a 100% interest in two projects located in Colombia: (i) the Guayabales Project; and (ii) the San Antonio Project. Upon Completion of the Business Combination, the Corporation continued to primarily focus on the exploration and development of the Guayabales Project and the San Antonio Project. See “Mineral Projects”.

On May 20, 2021, the Corporation completed the Business Combination, and on May 28, 2021, the Common Shares commenced trading on the TSXV under the symbol “CNL”.

On August 10, 2021, the Corporation received $13.5 million in proceeds as a result of the exercise of the 2021 Warrants following the acceleration of the expiry time of the 2021 Warrants. The 2021 Warrants had an exercise price of $2.00 and were originally issued on May 20, 2021 following the completion of the Business Combination. All remaining 2021 Warrants were cancelled as of August 9, 2021.

On September 7, 2021, the Corporation appointed Mr. Ashwath Mehra as an independent director of the Corporation. Mr. Mehra is a seasoned executive with 35 years of global experience in the minerals industry. Mr. Mehra is an economist by training and received his BSc (Econ) in Economics and Philosophy from the London School of Economics. He is the Chief Executive Officer of the ASTOR Group, a private investment and advisory business, working in the fields of mining, technology, biotech and real estate. He spent many years in the commodity trading and mining business as well as owning, buying and selling companies. He is a director of several companies, both public and private, and in both executive and non-executive roles. He also devotes significant time to non-profit activities in the fields of education and healthcare. Most recently, Mr. Mehra was Executive Chairman of GT Gold Corp., a company he founded which was acquired by Newmont Corporation on May 17, 2021.

On November 10, 2021, the Corporation filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada (other than Québec), following the completion of a regulatory review of the preliminary base shelf prospectus of the Corporation filed on October 5, 2021. The Base Shelf Prospectus filings will permit the Corporation to make offerings of common shares, warrants, subscription receipts, units or debt securities, or a combination thereof (the “Securities”), up to an aggregate total of C$100 million during the 25-month period that the Base Shelf Prospectus remains effective until December 2023. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s). Information regarding the use of proceeds from a sale of any Securities will be included in the applicable prospectus supplement(s).

2022

On July 18, 2022, the Common Shares commenced trading on the OTCQX® Best Market under the symbol “CNLMF”. The Corporation upgraded to the OTCQX from the Pink® market and its Common Shares became eligible for electronic clearing and settlement through The Depository Trust Company in the United States.

On October 25, 2022, the Corporation completed a “bought deal” offering of units (the “2022 Units”) for aggregate gross proceeds of approximately C$10.7 million. The offering was conducted by a syndicate of underwriters led by Clarus Securities Inc., and including BMO Nesbitt Burns Inc. and TD Securities Inc., and consisted of the sale of 4,783,400 2022 Units (including the partial exercise of an overallotment option) at a price of C$2.25 per 2022 Unit. Each 2022 Unit was comprised of Common Share and one-half of one Common Share purchase warrant, with each whole warrant entitling the holder thereof to acquire one Common Share at a price of $3.25 until April 25, 2024.

2023

On March 22, 2023, the Corporation completed a “bought deal” offering of Common Shares for aggregate gross proceeds of approximately C$30 million. The offering was conducted by a syndicate of underwriters co-led by BMO Capital Markets and Clarus Securities Inc., and including Canaccord Genuity Corp., Cormark Securities Inc. and PI Financial Corp., and consisted of the sale of 7,060,000 Common Shares at a price of C$4.25 per Common Share.

On May 2, 2023, the Corporation filed an updated NI 43-101 technical report for the Guayabales Project. See “Mineral Projects”.

On September 6, 2023, the Corporation graduated from the TSXV to the TSX and the Common Shares commenced trading on the TSX effective market open on September 6, 2023 under its current stock symbol “CNL”.

On November 8, 2023, the Corporation announced the appointment of Angela María Orozco Gómez as a Director of the Corporation. Mrs. Orozco Gómez is a seasoned executive with over 30 years of government and international experience.  Most recently, Mr. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries.  Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

On December 6, 2023, the Corporation filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada (other than Québec), following the completion of a regulatory review of the preliminary base shelf prospectus of the Corporation. The Shelf Prospectus filing will permit the Corporation to make offerings of common shares, warrants, subscription receipts, units or debt securities, or a combination thereof (the “Securities”), up to an aggregate total of C$200 million during the 25-month period that the Shelf Prospectus remains effective until January 2026. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s). Information regarding the use of proceeds from a sale of any Securities will be included in the applicable prospectus supplement(s).

Events Subsequent to Year ended December 31, 2023

On March 4, 2024, the Corporation completed a strategic investment by a single purchaser (the “Purchaser”) on a non-brokered private placement basis consisting of the sale of 4,500,000 units (each a “March 2023 Unit”), at a price of $4.20 per March 2023 Unit for gross proceeds of C$18.9 million. Each March 2023 Unit was comprised of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (a “Warrant Share”), subject to standard anti-dilution provisions, at a price of $5.01 per Warrant Share exercisable until 5:00 p.m. (Toronto time) on the date that is 36 months following the closing date of the offering (the “Warrant Term”), provided, however, that should the closing price at which the Common Shares trade equal or exceed $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Corporation may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Corporation announcing the accelerated Warrant Term.

In connection with the offering, the Corporation and the Purchaser entered into an investor rights agreement, pursuant to which the Purchaser is entitled to certain rights, provided the Purchaser maintains certain ownership thresholds in the Corporation, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest at the time of such financing or issuance or acquire up to a 9.99% ownership interest in the Corporation on a partially-diluted basis; and (b) the right to nominate one person (and in the case of an increase in the size of the board of directors of the Corporation to eight or more directors, two persons) to the board of directors of the Corporation in the event that the Purchaser’s ownership interest in the Corporation exceeds and remains at or above 10%, on a partially-diluted basis.

On March 26, 2024, the Company announced the retirement of Dr. Ken Thomas from its Board of Directors effective April 10, 2024.

DESCRIPTION OF THE BUSINESS

Summary

As described above under “General Development of the Business”, the Corporation is a natural resource exploration company engaged in the business of acquisition, exploration, development and exploitation of mineral properties whose current efforts are focused on the exploration of its Guayabales Project and San Antonio Project. See “Mineral Projects – Guayabales Project”.

Specialized Skill and Knowledge

All aspects of the Corporation’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, environmental permitting, corporate social responsibility, finance, and accounting. The Corporation faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays.

Competitive Conditions

The mineral exploration and mining business are extremely competitive. Competition is primarily for: (a) mineral properties that can be developed and operated economically; (b) technical experts that can find, develop and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations. The Corporation competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases, and other interests, to finance its activities and in the recruitment and retention of qualified employees. The ability of the Corporation to acquire and develop precious metal properties will depend not only on its ability to raise the necessary funding but also on its ability to select and acquire suitable prospects for precious metal development and operation or metal exploration. See “Financing Risks” and “Competition” under “Risk Factors”.

Cycles

The Corporation’s business does not have any material cyclical or seasonal business lines. See “Risk Factors – Risks Generally Related to the Corporation – COVID-19 Pandemic”.

Renegotiation or Termination of Contracts

Management of the Corporation does not anticipate that there will be any material renegotiations or terminations of existing contracts within the next 12 months.

Employees

As at the date of this AIF, the Corporation had 84 employees, which includes employees located in Canada, United States and Colombia. In addition, there were 217 contractors working on the Guayabales Project.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership, or similar proceedings against the Corporation or any of its subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by the Corporation or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

Reorganizations

Other than the Business Combination, there have been no material reorganizations of the Corporation or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

Emerging Market Disclosure

Operations in an Emerging Market Jurisdiction

The Corporation’s mineral properties and principal business operations are located in a foreign jurisdiction, namely the Republic of Colombia. Operating in Colombia exposes the Corporation to various degrees of political, economic and other risks and uncertainties.

Board and Management Experience and Oversight

Key members of the Corporation’s management team and board of directors (the “Board”) have extensive experience running business operations in Colombia. Mr. Ari Sussman, the Executive Chairman of the Corporation, was Chief Executive Officer and a director of Continental Gold Inc. (”Continental Gold”), and Paul Begin, the Chief Financial Officer and Corporate Secretary of the Corporation, was Chief Financial Officer of Continental Gold, which was the largest gold mining company in Colombia and the first to successfully permit and construct a modern large-scale underground gold mine in the country. Continental Gold was a former Toronto Stock Exchange-listed issuer, from March 2010 until it was acquired by Zijin Mining Group Co., Ltd. In March 2020 for over $1.4 billion.

Mr. Ossma, the President and Chief Executive Officer of the Corporation, was the former Vice President, Legal of Continental Gold, and has over 20 years of legal experience in Colombian corporate, environmental, mining and energy law. As Vice President, Legal of Continental Gold, he oversaw the Colombian legal team and was responsible for all legal support efforts in the country.

Ms. García Botero, an independent director of the Corporation, is a resident of Colombia, and has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014, served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia).

Ms. Angela María Orozco Gómez, an independent director of the Corporation, is a resident of Colombia and has 30 years of government and international experience.  Most recently, Mr. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries.  Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

Each of Messrs., Ken Thomas and Paul Murphy, independent directors of the Corporation, were directors of Continental Gold until the sale of the Corporation to Zijin Mining Group Co., Ltd. In 2020. Mr. Ashwath Mehra is a seasoned executive with over 35 years’ experience in the mineral industry with significant exposure in Latin America.

The Board, as well as management and consultants, are actively involved in technical activities, risk assessments and progress reports in connection with the Corporation’s exploration activities. The Colombian-resident Board and management members work directly with local contractors in an operational capacity, and are familiar with the laws, business culture and standard practices in Colombia, are fluent in Spanish, and are experienced in dealing with Colombian government authorities, including with respect to mineral exploration licensing, maintenance, and operations.

Communication

While the reporting language of the head office of the Corporation is English, the primary operating language in Colombia is Spanish. The senior management team in Colombia together with Ms. Maria Constanza García Botero and Ms. Angela Orozco Gomez, are bilingual in English and Spanish, and Mr. Sussman is fluent in English and conversationally fluent in Spanish. The Corporation maintains open communication with its Colombian operations through its partially bilingual Board, such that there are no language barriers between the Corporation’s management and local operations.

The Corporation’s management communicates with its in-country operations through phone and video calls and conferences, in-country work, meetings, e-mails, and regular reporting procedures. In addition, Collective retained Lloreda Camacho & Co., a law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters. Professionals at Lloreda Camacho & Co. acting on behalf of Collective are bilingual in both English and Spanish.

Controls Relating to Corporate Structure Risk

The Corporation has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Corporation, the Corporation’s branch office (“Branch”) and its two indirect Colombian subsidiaries, Minerales Provenza S.A.S. and Minera Campana S.A.S (collectively, the “Colombian Subsidiaries”), which are overseen by the Board and implemented by senior management.

The relevant features of these systems include direct oversight over the Branch and the Colombian Subsidiaries’ operations by Omar Ossma, as the principal representative of each of the Colombian Subsidiaries and who is also the President and Chief Executive Officer of the Corporation. Since the Corporation indirectly holds all of the issued and outstanding equity interests of legal entity that comprises the Branch and the Colombian Subsidiaries, the Corporation exercises effective control over the Branch and the management of each of the Colombian Subsidiaries, as well as its composition.

Executive management and the Board prepare and review the Colombian Subsidiaries’ financial reporting as part of preparing its consolidated financial reporting, and the Corporation’s independent auditors review the consolidated financial statements under the oversight of the Corporation’s Audit Committee.

Local Records Management

The minute books and corporate records of each of the Colombian Subsidiaries are maintained and held by the Corporation at Avenida El Poblado, Carrera 43 No. 9 Sur 195, Oficina 1034, Edificio Square, Medellin, Colombia. Senior management control these records and the Board and management team have full access.

Strategic Direction

While the exploration operations of each of the Branch and the Corporation’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Corporation including those of its material subsidiaries

Disclosure Controls and Procedures

The Corporation has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Corporation. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from Board members in Colombia.

CEO and CFO Certifications

In order for the Corporation’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Corporation and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer of the Corporation in a timely manner.

Managing Cultural Differences

Differences in cultures and practices between Canada and Colombia are addressed by the engagement of Colombian-resident Board and management members, and local advisors, who have deep operational experience with the mineral exploration industry in Colombia and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in Colombia and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. In addition, most of the Corporation’s Board and management team members that are non-resident Colombians have been involved in the Colombian mineral exploration and development industry for over 10 years through their involvement with Continental Gold (as further described above), developing an understanding of the relevant cultural differences and helping in mitigating potential risks from cultural differences.

Transactions with Related Parties

The Corporation is subject to applicable Canadian securities law and accounting rules with respect to approval and disclosure of potential related party transactions and has procurement and other policies in place which it follows to mitigate risks associated with potential related party transactions. The Corporation may in the future transact with related parties from time to time, in which case such related party transactions may require disclosure in the consolidated financial statements of the Corporation and in accordance with applicable Canadian securities laws.

Controls Relating to Verification of Property Interests

The Corporation engaged a local team with broad experience in mining exploration in Colombia, as well as in legal, social, and environmental matters. The lead team in Colombia was previously successful in licensing, building, and putting into operation other mining projects in Colombia. This contributed to obtaining an understanding of the framework surrounding the good standing of the Corporation’s properties and assets, from a legal, social, and environmental perspective.

The lead team was tasked with the negotiation and acquisition of properties that comprise the Guayabales and San Antonio projects. The current President and Chief Executive Officer of the Corporation, Mr. Omar Ossma, who lead the negotiations and acquisitions of the Corporation’s current projects, is a licensed lawyer in Colombia, with more than 20 years of professional experience in Colombian corporate, environmental, mining and energy law, 15 of which have been dedicated to the mining and energy sectors. His knowledge of the legal framework of mineral properties and assets assisted the Corporation in negotiating and entering into legally binding agreements under Colombian law, ensuring the good standing of the Corporation’s rights over the acquired assets and properties.

The Corporation also retained an established and leading law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters, that is widely known for their mining practice. In addition to providing a wide array of legal services beginning from the date of incorporation of the Corporation’s Colombian subsidiaries, the law firm also prepared and delivered title opinions with respect to the Corporation’s current Colombian properties.

In addition, the Corporation retained two independent consulting firms specializing in the mining sector, with significant experience in social, engineering, environmental and other sustainability matters that prepared and delivered a due diligence report on the socio-economic and environmental conditions of the properties comprising the San Antonio option, as well as the first and second Guayabales options, and a baseline study report on the performance of certain socio-economic, health and safety measures in the property area.

License, Permitting and other Regulatory Approvals

Based on consultations with its local advisers and government authorities, the Corporation satisfied itself that it has obtained all required permits, licenses and other regulatory approvals to carry out its business in Colombia. The table set out below details which material permits, business licenses and other regulatory approvals are required for the Corporation to carry out its business operations in Colombia.

Material permit, license and/or other regulatory approval required to conduct operations	Material permit, license and/or regulatory approval obtained by the Corporation
Operating as a company requires a Public commercial registry before the Chamber of Commerce. This registry also activates a Tax Registry.	Obtained.
Prospecting activities (all exploration excluding drilling) are free activities in Colombia, and require no permit, other than authorization for land access from private owner.	The Corporation generally negotiates land access permits in advance to its operations. Currently, the Corporation has all required land access permits for its current prospecting campaign.
Drilling activities require a valid mining right and/or mining title granted by the National Mining Authority.	The Corporation is conducting exploration activities on mining titles LH0071-17, 781-17, HI8-15231, 501712 and IIS-10401 which are validly granted mining titles.
Drilling activities will require authorization for land access from private owner.	The Corporation generally negotiates land access permits in advance to its operations. Currently, the Corporation has all required land access permits for its current drilling campaign.
Exploration activities are not subject to environmental license. However, if the activities require the use of natural renewable resources (such as water catchments, dumpings and timbering, amongst others) the Corporation will require a filing, and further permission, before the regional environmental corporation in the territory.	The Corporation has been granted water rights for its drilling campaign, both in San Antonio and Guayabales projects, and may also recur to purchase water in bulk to perform its drilling campaign.
Construction of a mining project, and its operation requires an environmental license granted by an environmental authority.	The Corporation is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require an environmental license at this time.
Construction of a mining project, and its operation requires a work plan approved by the applicable mining authority.	The Corporation is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require a work plan at this time.

As at the date of this AIF, no restrictions or conditions have been imposed by the government of Colombia on the Corporation’s ability to operate in Colombia. The Corporation’s continued ability to operate in Colombia could be impacted by as a result of: (i) a drastic change in water conditions which may result in restrictions on already granted water rights; (ii) a breach of environmental commitments and/or regulations by the Corporation; (iii) the declaration of environmentally protected areas which could restrict mining activities on the Corporation’s current projects; or (iv) court ordered public hearings in regards to the presence of ethnic minorities on the Issuer’s properties. See “Risk Factors”.

RISK FACTORS

The Corporation is engaged in the exploration, development and acquisition of mining properties and projects. Due to the high-risk nature of the Corporation’s business, the Corporation’s operations are speculative. The Corporation’s operations, properties and projects are subject to various risks and uncertainties, including but not limited to, those listed below. The risks described herein are not the only risk factors facing the Corporation and should not be considered exhaustive. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently considers immaterial, may also materially and adversely affect the business, operations and condition, financial or otherwise, of the Corporation. These risk factors, together with all other information included or incorporated by reference in this AIF, including, without limitation, information contained in the section “Cautionary Statement Regarding Forward-Looking Information” as well as the risk factors set out below, should be carefully reviewed by readers.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein, are interrelated and, consequently readers should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. The Corporation cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in other documents incorporated or deemed incorporated by reference herein or other unforeseen risks. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in the Corporation’s forward-looking statements. Unless the context indicates or implies otherwise, references in this section to the “Corporation” include the Corporation and its subsidiaries.

Nature of Mineral Exploration

Resource exploration and development is a speculative business and involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The properties in which the Corporation holds an interest are without a known mineral resource or reserve. Each of the proposed programs on the properties is an exploratory search for resources or additional resources. There is no assurance that commercial quantities of resources will be discovered. There is also no assurance that even if commercial quantities of resources are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade, ground conditions, metallurgy, proximity to infrastructure, community relations, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral deposits will result in discoveries of economic commercial quantities of ore.

Foreign Country Risk

The Corporation’s principal mineral properties are located in rural Colombia. Over the past 15 to 20 years, the Government of Colombia has made strides in improving the social, political, economic, legal and fiscal regimes. However, operations in Colombia are still subject to risk due to the potential for social, political, economic, legal and fiscal instability. The government in Colombia faces ongoing problems including, but not limited to, unemployment and inequitable income distribution and unstable neighboring countries. The instability in neighboring countries could result in, but not limited to, an influx of immigrants which could result in a humanitarian crisis and/or increased illegal activities. Colombia is also home to a number of insurgency groups and large swaths of the countryside are under guerrilla influence. In addition, Colombia experiences narcotics-related violence, a prevalence of kidnapping, extortion and thefts and civil unrest in certain areas of the country. Such instability may require the Corporation to suspend operations on its properties. There is a risk that agreements with the police and/or army are required and cannot be reached on time or on terms that are acceptable to the Corporation, which could result in an increase in security threats or loss of control at the project site that could have a material adverse effect on the Corporation.

Although the Corporation is not presently aware of any circumstances or facts which may cause the following to occur, other risks may involve matters arising out of the evolving laws and policies in Colombia, any future imposition of special taxes or similar charges, as well as foreign exchange fluctuations and currency convertibility and controls, the unenforceability of contractual rights or the taking or nationalization of property without fair compensation, restrictions on the use of expatriates in the Corporation’s operations, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, changes in mining and environmental laws or other matters.

The Government of Colombia reached a peace accord In 2016 with the country’s largest guerrilla group. During 2023, the Government of Colombia entered into formal discussions with another guerrilla group for a future peace accord, as well as seeking such agreements with other relevant illegal armed groups. There is no certainty that the agreements will be adhered to by all of the members of the guerrilla groups or that a peace agreement will be ultimately reached with the country’s largest guerrilla group or the other existing illegal armed groups. There is a risk that any peace agreement might contain new laws or change existing laws that could have a material adverse effect on the Corporation’s projects. Furthermore, the achievement of peace with the country’s guerrilla groups or other illegal armed groups could create additional social or political instability in the immediate aftermath, which could have a material adverse effect on the Corporation.

See “Description of the Business – Emerging Market Disclosure”.

Foreign Operations

The Corporation’s exploration operations are located in Colombia. Colombia’s legal and regulatory requirements in connection with companies conducting mineral exploration and mining activities, banking system and controls as well as local business culture and practices are different from those in Canada. The officers and directors of the Corporation must rely, to a great extent, on the Corporation’s Colombian management, legal counsel and local consultants retained by the Corporation in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Corporation’s business operations, and to assist the Corporation with its governmental relations. The Corporation must rely, to some extent, on the members of management and the Board who have previous experience working and conducting business in Colombia to enhance its understanding of and appreciation for the local business culture and practices in Colombia. The Corporation also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing and tax matters in Colombia. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices in Colombia are beyond the control of the Corporation and may adversely affect its business.

The Corporation also bears the risk that changes can occur to the Government of Colombia and a new government may void or change the laws and regulations that the Corporation is relying upon. Currently, there are no restrictions on the repatriation from Colombia of earnings to foreign entities and Colombia has never imposed such restrictions. However, there can be no assurance that restrictions on repatriation of earnings from Colombia will not be imposed in the future. Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia (including minerals) be repatriated to Colombia. However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

Due to its locations in Colombia, the Corporation depends in part upon the performance of the Colombian economy. As a result, the Corporation’s business, financial position and results of operations may be affected by the general conditions of the Colombian economy, price instabilities, currency fluctuations, inflation, interest rates, regulatory changes, taxation changes, social instabilities, political unrest and other developments in or affecting Colombia over which the Corporation does not have control. Because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect in which an entire region or class of investment is disfavoured by international investors, Colombia could also be adversely affected by negative economic or financial developments in other emerging market countries.

See “Description of the Business – Emerging Market Disclosure”.

Requirement for Future Financing

The Corporation has limited financial resources and has limited sources of operating cash flow. The Corporation will require additional funds to finance exploration and future acquisitions. The exploration and development of the various mineral properties in which the Corporation holds interests and the acquisition of additional properties depend upon the Corporation’s ability to obtain financing through equity financings, joint ventures of projects, stream financing, debt financing or other means. The perception that security conditions in Colombia have not improved and the decline in the capital markets for the extractive industry could hinder the Corporation’s ability to access capital in a timely or cost-effective manner. Although the Corporation has been successful in raising funds, including an aggregate of approximately C$40.7 million raised pursuant to two “bought deal” prospectus offerings completed in October, 2022 and March, 2023 and C$18.9 million raised pursuant to the private placement in March 2024, there can be no assurance that the Corporation will be able to raise additional financing required or that such financing will be available on terms acceptable to the Corporation. Failure to obtain additional financing on a timely basis may result in delays or an indefinite postponement of exploration, development, or production on any or all of the Corporation’s properties, could cause the Corporation to reduce or terminate its operations or lose its interest in its properties and cease to continue as a going concern.

In addition, there can be no assurance that future financing can be obtained without substantial dilution to existing shareholders. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Property Interests

The ability of the Corporation to carry out successful mineral exploration, development and production activities will depend on a number of factors. The Corporation has a number of obligations with respect to acquiring and maintaining the Corporation’s interest in certain of its current properties. No guarantee can be given that the Corporation will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that such renewal, extension or a transfer will be granted to the Corporation or, if they are granted, that the Corporation will be in a position to comply with all conditions that are imposed. Some of the Corporation’s interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

There is no assurance that the Corporation’s rights and foreign interests will not be revoked or significantly altered to the detriment of the Corporation.

No Assurance of Titles or Boundaries

The Corporation is not the registered holder of all of the licences or concessions that comprise its projects in Colombia. Some of the licences and concessions that comprise the Corporation’s projects in Colombia are registered in the names of certain third-party entities. The Corporation’s interest in the Colombia projects is partially derived from Option Agreements. Under the Option Agreements, third parties have agreed to transfer the licences and concessions that comprise such properties to the Corporation upon satisfaction of certain conditions including but not limited to the receipt of all of the option payments. There can be no assurance, however, that such transfers will be effected. Events may occur that would prevent the third-party entities from being able to transfer such licences and concessions to the Corporation. In addition, in the event of a dispute between the parties, the Corporation’s only recourse would be to commence legal action in Colombia. If the Corporation is required to commence legal proceedings, there is no assurance that the Corporation will succeed in such proceedings, and, therefore, may never obtain title to such properties.

Other parties may dispute title to any of the Corporation’s mineral properties or land titles, any of the Corporation’s properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions or errors. A successful challenge to the precise area and location of the Corporation’s projects could result in the Corporation being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Land Surface and Access Rights

The Corporation does not own a material amount of surface rights. There is a risk that the Corporation will not be able to purchase all of the surface rights from third parties or on terms that are acceptable to the Corporation. Additionally, Colombia Law 1448/2011 compensates, with land restitution, communities that have been displaced as a result of political violence. In the event that the Corporation is impacted by application of Law 1448/2011, it has the right to begin an expropriation process available under Colombian law, although the process could take longer than expected. Although the Corporation does not expect the effects of Law 1448/2011 to impact the Corporation, there is a risk that land near or on the Corporation’s projects could be impacted, which could have a material adverse effect on the Corporation.

In order for the Corporation to conduct exploration including but not limited to surface reconnaissance work, mapping and drilling, it requires permission from third party owners of land. There is a risk that the Corporation will not be able to negotiate land access rights from third party landowners, which would have a material adverse effect on the Corporation’s exploration activities. Even though not a common practice, the Corporation may rely on judicial proceedings to obtain rights of way on third party land.

The Corporation has a number of option agreements with third parties for surface rights (property and/or adverse possession) which are payable over a number of years. There is a risk that title will not be transferred to the Corporation by the third party at the termination of the option agreements in which case the Corporation’s only recourse would be through legal actions, or by application of mining expropriation. Enforcing contracts through the legal avenues, or applying expropriation will take years to resolve. If any of these events occur, it could have a material negative impact on the Corporation.

In addition, the Corporation is purchasing surface rights or entering into option agreements for surface rights in rural Colombia where land titles are characterized by adverse possession rights and not necessarily by land deeds. Although the Corporation performs due diligence to ensure that adverse possession rights belong to the third parties that it enters into contracts with, there is a chance that another third party could claim the same possession rights or ownership with a deed which could have a material negative effect on the Corporation.

Artisanal Mining

The Corporation’s properties are located in Colombia in an area that has a long history of artisanal mining. A portion of the Corporation’s property include artisanal groups that are mining informally on a small-scale basis. The Corporation is committed to respecting their rights and to assist them in formalizing, however, there is no assurances that this process will be successful or that they will not oppose the Corporation’s exploration activities or potential future development. There is also a risk that the number of informal miners could increase in the future resulting in a material adverse effect on the Corporation. In addition, artisanal mining accidents occur and, in some cases, result in serious injury or death. While the Corporation is not responsible for artisanal mining operations including their health and safety standards, an artisanal mining accident could be perceived as the Corporation’s responsibility which could have a material adverse effect on the Corporation.

Community Relations

Maintaining a positive relationship with the communities in which the Corporation operates is critical to continuing successful exploration and development. There can be no assurances that the Corporation will be successful at managing these impacts. Community support for operations is a key component of a successful exploration or development project. Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits. The Corporation may come under pressure in the jurisdictions in which it explores or develops to demonstrate that other stakeholders benefit and will continue to benefit from its commercial activities. Local stakeholders and other groups may oppose the Corporation’s current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the Corporation’s activities. Opposition by such groups may have a negative impact on the Corporation’s reputation and its ability to receive necessary mining rights or permits. Opposition may also require the Corporation to modify its exploration and development plans or enter into agreements with local stakeholders or governments with respect to its projects. Any of these outcomes could have a material adverse effect on the Corporation’s business, financial condition, results of operations and Common Share price.

Minority Ethnic Groups

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of Minority Ethnic Groups. Many of these materials impose obligations on government to respect the rights of Minority Ethnic Groups. Some mandate that government consult with Minority Ethnic Groups regarding government actions which may affect Minority Ethnic Groups, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to Minority Ethnic Groups continue to evolve and be defined. The Corporation’s current or future operations are subject to a risk that one or more groups of Minority Ethnic Groups may oppose continued operation, further development, or new development on those projects or operations on which the Corporation holds an exploration right. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks, public hearings or other forms of public expression against the Corporation or the owner/operator’s activities. Opposition by Minority Ethnic Groups to such activities may require modification of or preclude operation or development of projects or may require entering into agreements with Minority Ethnic Groups. Claims and protests of Minority Ethnic Groups may disrupt or delay activities of the owners/operators of the Corporation’s exploration assets.

Dependence on Key Management Employees

The Corporation’s exploration programs will depend on the business and technical expertise of key executives, including the directors of the Corporation and a small number of highly-skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of any of these individuals or the Corporation’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations. The Corporation does not have key man insurance in place with respect to any of these individuals.

Labour and Employment Matters

While the Corporation has good relations with its employees, these relations may be impacted by changes in labour laws which may be introduced by the relevant governmental authorities in jurisdictions in which the Corporation carries on business. Adverse changes in such legislation may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation’s workforce is not governed by a minority union or a cooperative agreement. Although labour relations with its employees have been good, there is no assurance that this will continue in the future or that employees will not attempt to organize in the future. Any significant disruption in labour arrangements could have a material adverse effect on the Corporation’s reputation and its ability to continue to operate.

Non-Governmental Organization Intervention

The Corporation’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations. A number of non-governmental organizations are becoming increasingly active in Colombia as the security and safety in Colombia increases and the Government implements the peace accords. These organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. Such organizations have been involved, with financial assistance from various groups, in mobilizing sufficient local anti-mining sentiment to protest and even prevent the issuance of required permits for the development of mineral projects of other companies. While the Corporation is committed to operating in a socially responsible manner, there is no guarantee that the Corporation’s efforts in this respect will mitigate this potential risk.

Open Pit Mining

The Corporation operates in Colombia which has a long history of open pit mining operations, as well as a current and in force legal framework which allows for open pit mining. Despite this and the fact that the government has recently issued a number of open pit mining permits, there can be a perception or misinformation that is prevalent in the media or social media that insinuates that open pit mining is banned in Colombia. While the Corporation uses all of it means to counter this misinformation, it is possible that even the perception of banning open pit mining in Colombia could make it difficult for the Corporation to raise capital and could have a material adverse effect on the Corporation.

Foreign Currency Fluctuations

The Corporation’s current and proposed exploration in Colombia render it subject to foreign currency fluctuations, which may materially affect its financial position and results. The Corporation’s reporting currency is the U.S. dollar, which is exposed to fluctuations against other currencies. In addition, the Corporation maintains cash accounts in Canadian dollars, U.S. dollars and Colombian pesos and has monetary assets and liabilities in U.S. and Canadian dollars and Colombian pesos. The important exchange rates for the Corporation are currently the rate between the U.S. dollar and the Colombian peso and the Canadian dollar and the U.S. dollar. While the Corporation is funding work in Colombia, the Corporation’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Corporation. The Common Shares are traded on the TSX, a Canadian stock exchange. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Corporation’s activities, which are principally incurred in U.S. dollars or Colombian pesos. To the extent funds from such financings are maintained in Canadian dollars, the Corporation’s results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar and the U.S. dollar and Colombian peso. From time to time, to partially mitigate transactional volatility in the U.S. dollar and Colombian peso, the Corporation may enter into foreign currency instruments in order to partially offset existing currency exposures.

Cybersecurity Risks

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. The Corporation is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Corporation. Protection against cyber security incidents and cloud security, and security of all of the Corporation’s IT systems, are critical to the operations of the Corporation. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft or other compromising of confidential or otherwise protected information. The Corporation's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation's reputation and results of operations. The Corporation stores all of its proprietary data on cloud servers including, but not limited to, financial records, drilling databases, technical information, legal information, licences and human resource records. There is no assurance that third parties will not illegally access these records which could have a material adverse effect on the Corporation.

Social Media

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to handling of environmental matters or the Corporation’s dealings with community groups), whether true or not. The Corporation places a great emphasis on protecting its image and reputation, but the Corporation does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Health and Safety Risk

Mining and exploration, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations and development, lead to a loss of licenses, affect the reputation of the Corporation and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Corporation as an employer. The Corporation has limited procedures in place to manage health and safety protocols to reduce the risk of occurrence and the severity of any accident and plans to invest time and resources in the future to enhance health and safety at all operations.

The Corporation has limited insurance policies in place to cover some accidents and regularly monitors the adequacy of such policies; however, not all risks are covered by insurance policies due to either coverage not being available or not being available at commercially reasonable prices.

Criminal Mining

The Corporation operates in Colombia where criminal mining exists in certain parts of the country. Criminal mining is distinct from artisanal mining where local resident with a long-standing mining operation have earned a right to continue operating and earning a living provided they meet certain historical, technical, environmental and legal requirements. Criminal mining is often backed by criminal organizations who use mining to achieve illegal means including but not limited to the laundering of money. The Corporation’s properties do not have criminal mining activities, however, there is no assurance that criminal mining will not appear in the future which could have a material adverse effect on the Corporation.

Limited Operating History

The Corporation has no history of generating profits. The Corporation expects to continue to incur losses unless and until such time as it develops its properties and commences operations on its properties. The development of the properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Corporation’s control, including the progress of ongoing exploration, studies and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any joint venture agreements with strategic parties, if any. There can be no assurance that the Corporation will generate operating revenues or profits in the future.

Special Skill and Knowledge

Various aspects of the Corporation’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration and development programs as well as finance and accounting. The Corporation has been able to recruit and retain employees and consultants with the necessary skills and knowledge. The Corporation believes it will continue to be able to do so; however, no assurance can be made in that regard.

Environmental and Other Regulatory Requirements

All phases of the Corporation’s operations are subject to environmental regulation (including environmental impact assessments and permitting). Environmental legislation and international standards are continually evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There have been a number of recent regulatory changes in Colombia and the Corporation expects additional regulatory changes, new interpretations and possibly enhanced enforcement to occur in the future. There is no assurance that the Corporation can or will be able to meet all standards on time, which could adversely affect the Corporation’s business, financial condition or operations.

Environmental hazards may exist on the properties in which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by artisanal miners or previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations, permitting and zoning requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration, development or production of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation of existing laws, could have a material adverse impact on the Corporation and cause an increase in exploration expenses or capital expenditures or require abandonment or delays in the development of new exploration properties.

It is not possible for the Corporation to accurately predict changes in laws or policy or the extent to which any such developments or changes may have a material adverse effect on the Corporation's operations. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of any of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the properties, business, operations or financial condition of the Corporation. In addition, in the event of a dispute arising from foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

The Corporation cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Corporation.

In the future, the Corporation may require, from time to time, various approvals including, but not limited to, the approval from the National Environmental Licensing Authority (ANLA in Spanish) or the regional environmental authority for environmental permits. There is no assurance that the Corporation will receive the various approvals or receive them within a reasonable time period.

Control of the Corporation

Mr. Ari Sussman, the Executive Chairman and a director of the Corporation, is also the principal shareholder of the Corporation. Mr. Sussman owns or controls, directly or indirectly, 10,847,500 Common Shares representing approximately 16.4% of the issued and outstanding Common Shares on a non-diluted basis. By virtue of his status as principal shareholder of the Corporation, and by being an executive officer and a director of the Corporation, Mr. Sussman has the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Corporation’s articles and by-laws, mergers, business combinations and the sale of substantially all of the Corporation’s assets. As a result, the Corporation could be prevented from entering into transactions that could be beneficial to the Corporation or its other shareholders, and third parties could be discouraged from making a take-over bid. In addition, sales by Mr. Sussman of a substantial number of Common Shares could cause the market price of the Common Shares to decline.

Investors’ Ability to Exercise Statutory Rights and Remedies under Canadian Securities Laws

The Corporation is incorporated under the laws of the Province of Ontario. However, the subsidiaries of the Corporation are organized under the laws of jurisdictions outside of Canada, in particular Bermuda and Colombia, and certain of the officers and directors of the Corporation reside outside of Canada. This may limit an investor’s ability to exercise statutory rights and remedies under Canadian laws. In particular, a Canadian court may determine that it does not have jurisdiction over a claim by an investor against one of the Corporation’s subsidiaries and/or its officers and directors, or that another international jurisdiction is the more convenient forum to adjudicate the claim.

Difficulty in Enforcement of Judgments

The Corporation has subsidiaries incorporated in Bermuda and Colombia. Certain directors and officers of the Corporation reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Corporation’s directors and officers who are not resident in Canada. In the event a judgment is obtained in Canada against one or more of the directors or officers of the Corporation for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in Bermuda or Colombia. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in an international jurisdiction agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by the law in the relevant international jurisdiction.

Negative Operating Cash Flow

To date the Corporation has recorded no operating cash flow and the Corporation has not commenced development or commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Corporation’s properties. The Corporation expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources to conduct time-consuming exploration and development. There can be no assurance that the Corporation will ever generate positive operating cash flow or achieve profitability.

Compliance with Anti-Corruption Laws and ESTMA

The Corporation is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Corporation’s primary operations are located in Colombia and, according to Transparency International, Colombia is perceived as having fairly high levels of corruption relative to Canada. The Corporation cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Corporation and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Corporation’s business, financial condition and results of operations, as well as on the market price of the Common Shares. As a consequence of these legal and regulatory requirements, the Corporation instituted policies with regard to its anti-corruption policies. There can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Corporation’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anti-corruption laws.

In addition, the Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Commencing in 2017, mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). If the Corporation becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties, fines and/or sanctions, which may have a material adverse effect on the Corporation’s reputation. The Corporation will be required to comply with ESTMA reporting requirements.

Insurance and Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks including, but not limited to, unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in the ability to undertake exploration and development, monetary losses and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Corporation.

The Corporation may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not always available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from any of the above events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Government Regulation

The mineral exploration, mining, processing, and development activities of the Corporation are subject to various laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, waste disposal, land claims of local people, mine development, and other matters. Although the Corporation's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration. Amendments to current laws and regulations governing operations and activities of exploration, or more stringent implementation thereof could have an adverse impact on the Corporation.

The Corporation’s mineral exploration activities in Colombia may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties or the costs related to the Corporation’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government-imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and project safety. The effect of these factors cannot be accurately predicted. Although the Corporation’s exploration are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration.

Furthermore, any shift in political attitudes, or amendments to current laws and regulations governing operations and activities of exploration or more stringent implementation thereof are beyond the control of the Corporation and could have a substantial adverse impact on the Corporation.

Market Price of Common Shares

Securities of mineral exploration, development and production companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious and base metal mineral prices or the Corporation’s financial condition or results of operations as reflected in its quarterly and annual earnings reports. Other risks unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: regulatory or economic changes affecting the Corporation’s operations; variations in the Corporation’s operating results; developments in the Corporation’s business or its competitors; the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares; changes in market sentiment towards the Common Shares; the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation's securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities to be delisted from the exchange on which they trade, further reducing market liquidity.

There can be no assurance that an active market for the Common Shares will be sustained. Investors should be aware that the value of the Common Shares may be volatile, and investors may, on disposing of the Common Shares, realize less than their original investment or may lose their entire investment.

The Corporation’s operating results and prospects from time to time may be below the expectations of market analysts and investors. In addition, stock markets from time to time suffer significant price and volume fluctuations that affect the market prices of the securities listed thereon and which may be unrelated to the Corporation’s operating performance. Any of these events could result in a decline in the market price of the Common Shares. The Common Shares may, therefore, not be suitable as a short-term investment. In addition, the market price of the Common Shares may not reflect the underlying value of the Corporation’s net assets. The price at which the Common Shares will be traded and the price at which investors may realize their shares are influenced by a large number of factors, some specific to the Corporation and its proposed operations, and some which may affect the business and geographic sectors in which the Corporation operates. Such factors could also include the performance of the Corporation’s operations, large purchases or sales of the Common Shares, liquidity or the absence of liquidity in the Common Shares, legislative or regulatory changes relating to the business of the Corporation and general economic conditions.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Corporation’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on the shares of the Corporation have been paid by the Corporation to date. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Corporation's operating results, financial condition and current and anticipated cash needs. At this time, the Corporation has no source of cash flow and anticipates using all available cash resources towards its stated business objectives and retaining all earnings, if any, to finance its business operations.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation’s ability to raise capital through future sales of Common Shares. In addition, shareholders of the Corporation who have an investment profit in the Common Shares that they own may seek to liquidate their holdings, which could decrease the trading price of the Common Shares and could also impair the Corporation’s ability to raise capital through future sales of Common Shares.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Corporation may become subject could have a material adverse effect on the Corporation’s financial position, results of operations or the Corporation’s property development.

Seizure or Expropriation of Assets

Pursuant to Article 58 of the Colombian constitution, the Government of Colombia can exercise its eminent domain powers in respect of the Corporation’s assets in the event such action is required to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary expropriation proceeding (expropiacion ordinaria), (ii) an administrative expropriation (expropiacion administrativa) or (iii) an expropriation for war reasons (expropiacion en caso de guerra). In all cases, the Corporation would be entitled to a fair indemnification for expropriated assets. However, indemnification may be paid in some cases years after the asset is effectively expropriated. Furthermore, the indemnification may be lower than the price for which the expropriated asset could be sold in a free market sale or the value of the asset as part of an ongoing business.

Accounting Policies and Internal Controls

The Corporation prepares its financial reports in accordance with IFRS as issued by the IASB. In preparing financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Corporation. Significant accounting policies are described in more detail in the Corporation’s annual consolidated financial statements. The Corporation has implemented and continues to assess its internal control systems for financial reporting in order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported. Although the Corporation believes its financial reporting and annual consolidated financial statements are prepared with reasonable safeguards and that all accounting policies are applied correctly to ensure reliability of the information, the Corporation continues to be in a start up phase and internal control processes are still maturing.

Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers and/or shareholders of other companies that are similarly engaged in the business of natural resource exploration, development and production. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required under the OBCA and the Corporation’s by-laws to disclose his/her interest.

Competition

The Corporation may compete with other exploration companies which may have greater financial resources and technical abilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. The Corporation’s ability to increase the number of properties that it holds in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects.

Differing Interpretations in Tax Regimes in Foreign Jurisdictions

Tax regimes in foreign jurisdictions may be subject to sudden changes. The Corporation’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operations, actions or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Corporation, including additional taxes, penalties or interest. See also “Risks of the Business – Bermuda Legal Matters - The Corporation May Become Subject to Taxes in Bermuda”.

Tax Matters

The Corporation is subject to income taxes and other taxes in a variety of jurisdictions and the Corporation’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Corporation’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Corporation’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

Foreign Subsidiaries

The Corporation conducts certain of its operations through foreign subsidiaries and some of its assets are held in such entities. Any limitation on the transfer of cash or other assets between the Corporation and such entities, or among such entities, could restrict the Corporation’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Corporation’s valuation and stock price.

Unknown Liabilities in Connection with Acquisitions

As part of the Corporation’s acquisitions, the Corporation has assumed certain liabilities and risks. While the Corporation conducted due diligence in connection with such acquisitions, there may be liabilities or risks that the Corporation failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Corporation was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Corporation’s financial position and results of operations.

Acquisitions and Integration

From time to time, it can be expected that the Corporation will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation’s business and operations, and may expose the Corporation to new geographic, political, social, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Corporation. Any acquisition would typically be accompanied by risks. If the Corporation chooses to raise debt capital to finance any such acquisitions, the Corporation’s leverage will be increased, along with potential additional performance and covenant requirements which may increase the risk of default or reduced capital. If the Corporation chooses to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, the Corporation may choose to finance any such acquisitions with its existing resources. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Enforcement of Legal Rights

The Corporation’s material subsidiaries are organized under the laws of foreign jurisdictions and certain of the Corporation’s directors, management personnel and experts are located in foreign jurisdictions. Given that the Corporation’s material assets and certain of its directors, management personnel and experts are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Corporation or its directors, officers and experts, any judgments obtained by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or otherwise. Similarly, in the event a dispute arises from the Corporation’s foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada.

Forward-looking Information May Prove Inaccurate

Certain valuations and measurements required consideration of forecast estimates and the use of various assumptions reliant upon factors which are beyond the control of the Corporation. Readers of this AIF should refer to the “Caution Regarding Forward-Looking Information” section.

Reliability of Mineral Resource and Reserve Estimates

The Corporation currently does not have any mineral resources or mineral reserves. Furthermore, there is no certainty that any of the mineral resources or mineral reserves on any project with mineral resources or mineral reserves will be realized. Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Any material change in quantity of metal, grade or dilution may affect the economic viability of any project undertaken by the Corporation.

Environmentally Protected Areas/Forest Reserves

Colombia has a number of environmentally protected areas or forest reserves (“Protected Areas”) that can, in certain circumstances, restrict mining activities. There are varying levels of Protected Areas within the country with different levels of restrictions. The Corporation’s exploration properties may be subject to Protected Areas and while the Corporation does not expect any difficulties in obtaining the necessary permits to conduct mining activities in these areas, there can be no assurances that the laws or boundaries will not change or that permits will be granted which could have a material impact on the Corporation’s operations. In addition, there can be no assurances that the government of Colombia will not declare new environmentally-protected areas or forest reserves that could potentially impact the Corporation’s Colombian Projects which could have a material negative impact on the Corporation.

Cultural or Ethnic Restricted Areas

Colombia has a number of restricted areas that can, in certain circumstances, require companies to obtain special permits to advance into exploration and exploitation activities. Restricted areas include (i) urban areas, (ii) archeological interest areas, (iii) cultural and historical interest areas, and (iv) public utilities and infrastructure areas. A small portion of the Corporation’s exploration titles and/or exploration applications are subject to restricted areas and while the Corporation does not expect any difficulties in obtaining the necessary permits to conduct mining activities in these areas, there can be no assurances that the laws or boundaries will not change or that permits will be granted. In addition, there can be no assurances that the government of Colombia will not declare new restricted areas that could potentially impact the Corporation’s operations which could have a material negative impact on the Corporation.

Fluctuation in Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same or mineral prices will be such that the Corporation’s properties can be mined at a profit. Factors beyond the control of the Corporation may affect the ability of the Corporation to attract investors and receive further funds for exploration and development. Metal prices have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian and U.S. dollars and the Colombian peso relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In particular, the supply of and demand for gold are affected by, among other factors, political events, economic conditions and production costs in major gold-producing regions and governmental or central bank policies with respect to gold holdings. Declines in the price of gold may adversely affect the Corporation’s development and mining projects. Although the Corporation believes that the fundamentals of supply and demand will remain stable in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease.

Credit Risk

Credit risk arises from cash and cash equivalents, held with banks and financial institutions, and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Global Economic Conditions

There are significant uncertainties regarding the price of gold, other precious and base metals and other minerals and the availability of equity financing for the purposes of mineral exploration and development. Currently, prices of certain commodities such as gold, silver and copper have reflected volatility, which has had an impact on the Corporation and the mining industry in general. The Corporation’s future performance is largely tied to the exploration and development of the Colombia Projects and the commodity and financial markets. There can be no certainty that commodity prices will increase or maintain the same levels. Current financial markets are likely to continue to be volatile in Canada potentially through 2023 and beyond, reflecting ongoing concerns about the stability of the global economy, geo-political risks and weakening global growth prospects. Unprecedented uncertainty in the credit markets has also led to increased difficulties in financing activities. As a result, the Corporation may have difficulty raising financing for the purposes of mineral exploration and development and, if obtained, on terms favourable to the Corporation and/or without excessively diluting existing shareholders of the Corporation. These economic trends may limit the Corporation’s ability to develop and/or further explore its mineral property interests.

Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such volatility and market turmoil continue, the Corporation’s business and financial conditions could be adversely impacted.

Unreliable Historical Data

The Corporation has compiled technical data in respect of the Colombia Projects, some of which was not prepared by the Corporation. While the data represents a useful resource for the Corporation, much of it must be verified by the Corporation before being relied upon in formulating exploration and development programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, road blockades, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation's operations, development, financial condition and results of operations.

Coronavirus (COVID-19)

On March 11, 2020, the World Health Organization declared the rapidly spreading COVID-19 outbreak a global pandemic. This pandemic has had a significant impact on the global economy including that of Colombia, where the Corporation operates, through restrictions put in place by the various levels of governments regarding travel, business operations and isolation orders to reduce the rate of spread of new infections. The Corporation has been closely monitoring developments in the COVID-19 outbreak since its incorporation and has implemented preventative measures to ensure the safety of our workforce and local communities. To date, there have been no significant outbreaks of COVID-19 at our properties and there have been no significant disruptions to current operations. The Corporation continues to manage and respond to COVID-19 within an internally constructed framework, along with recommendations of health authorities and local and national regulatory requirements.

International Conflicts

International conflicts and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia’s invasion of Ukraine in February 2022 has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. In October 2023, Israel and Hamas, the terrorist organization and current ruling political party in the Gaza Strip, engaged in a series of violent exchanges, primarily in southern Israel and the Gaza Strip. This has resulted in a significant increase in tension in the region and may have far reaching effects on the global economy. Volatility in commodity prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition and results of operations. The extent and duration of the current conflicts in the Ukraine and Israel and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this short form prospectus, including those relating to commodity price volatility and global financial conditions. The outcome of these conflicts is uncertain, and these conflicts may escalate and may result in escalated tensions within and outside of Eastern Europe and the Middle East, respectively. This could result in significant disruption of supplies of oil and natural gas from the region and could cause a significant worldwide supply shortage of oil and natural gas and have a significant impact on worldwide prices of oil and natural gas. A lack of supply of energy and high prices of oil and natural gas could have a significant adverse impact on the world economy. The situation is rapidly changing and unforeseeable impacts, including on the Corporation’s shareholders and counterparties on which the Corporation relies and transacts with, may materialize and may have an adverse effect on the Corporation’s operations and trading price of the Common Shares.

Bermuda Legal Matters

The Corporation’s main subsidiary (the “Bermuda Subsidiary”) is subject to the laws of Bermuda. The following is a non-exhaustive summary of certain laws of Bermuda, which are relevant to the operations of the Bermuda Subsidiary.

Enforcement of Judgments in Bermuda May be Difficult

The current position with regard to enforcement of judgments in Bermuda is set out below but this may be subject to change. A final and conclusive judgment of a foreign court against the Bermuda Subsidiary, under which a sum of money is payable (not being a sum of money payable in respect of multiple damages, or a fine, penalty tax or other charge of a like nature) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of “obligation by action” on the debt evidenced by the foreign court’s judgment. On general principles, such proceedings would be expected to be successful provided that:

•	the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and

•	the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice, and is not based on an error in Bermuda law.

Enforcement of such a judgment against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars, but the Bermuda Monetary Authority (the “BMA”) has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation.

No stamp duty, income taxes, corporate or capital gains taxes, withholdings, levies, registration taxes, estate duties, inheritance taxes or gift taxes or similar or other tax or duty is payable in Bermuda on the enforcement of a foreign judgment. Court fees will be payable in connection with proceedings for enforcement.

Bermuda Corporate Income Tax

The Bermuda Subsidiary not currently subject to tax on income, profits, withholding, capital gains or capital transfers. Furthermore, the Bermuda Subsidiary obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended) (the "EUTP Act") an assurance that, in the event Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of the tax will not be applicable to the Bermuda Subsidiary or to its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda, until 31 March 2035. As a result of changes made to the EUTP Act by the Corporate Income Tax Act, 2023 (the "CIT Act"), this assurance has been made subject to the application of any taxes pursuant to the CIT Act, as described further below.

In the 2023 Budget, the Bermuda government announced the formation of an International Tax Working Group consisting of specialists in international tax matters and representatives of various bodies whose members may be directly impacted by such to examine how Bermuda can appropriately implement the Global Minimum Tax initiative. The Working Group reported its findings and provided recommendations to the Bermuda Government in July 2023. The Bermuda Government subsequently issued three public consultation papers as part of its considerations on the introduction of a corporate income tax in Bermuda, on 8 August 2023, 5 October 2023 and 10 November 2023. On 27 December 2023, the Bermuda Government passed the CIT Act, which will become fully operative with respect to the imposition of corporate income tax on 1 January 2025.

Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after 1 January 2025 and will apply only to Bermuda entities that are part of multinational enterprise (MNE) Groups with €750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question ("Bermuda Constituent Entity Group"). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (a) 15% of the net taxable income of the Bermuda Constituent Entity Group less (b) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. The CIT Act introduces certain 'qualified refundable tax credits' which are set to be developed during 2024 to incentivise companies to support Bermuda residents through investments in key areas such as education, healthcare, housing, and other projects to help develop Bermuda's workforce. Bermuda will continue to monitor further developments around the world as other jurisdictions address the OECD's standards.

Exemption from Exchange Controls

The Bermuda Subsidiary is designated as “non-resident” for exchange control purposes by the BMA. Where a company is so designated, it is free to acquire, hold and sell foreign currency and securities without restriction.

Limitations on Carrying on Business

Under Bermuda law, exempted companies are companies formed for conducting business outside Bermuda from a principal place of business in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain business transactions, including:

a)	the acquisition or holding of land in Bermuda except:

I.	that required for their business and held by way of lease or tenancy for terms of not more than 50 years; or

II.	with the consent of the Minister of Finance of Bermuda or such other Minister as may be appointed to administer the Companies Act 1981 of Bermuda (the “Act”) (the “Minister”) granted in his discretion, land by way of lease or tenancy agreement for a term of not more than 21 years to provide accommodation or recreational facilities for its offices and employees;

b)	the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 Bermuda dollars without the consent of the Minister;

c)	acquire or hold land that is “tourist accommodation” or a “hotel residence” (as defined in section 72(1) of the Bermuda Immigration and Protection Act 1956), unless:

I.	the company has a physical presence in Bermuda and the Minister responsible for Immigration has given his consent by issuing a licence under Part VI of that Act; and

II.	the land is acquired or held by way of lease or tenancy agreement for a term not exceeding 131 years, or such longer period as is provided for in a hotel concession order made under the Hotels Concession Act 2000 or in a tourism investment order made under the Tourism Investment Act 2017;

d)	acquire or hold land consisting only of one or more residential valuation units in an approved residential scheme, unless

I.	the company has a physical presence in Bermuda and the Minister has in each case given his prior sanction to the acquisition or holding of the land; and
II.	(ii) the land is acquired or held by way of lease or tenancy agreement for a term not exceeding 131 years;

e)	the acquisition of any bonds or debentures secured by any land in Bermuda, except bonds or debentures issued by the Bermuda Government or a public authority; or

f)	the carrying on of business of any kind or type whatsoever in Bermuda either alone or in partnership or otherwise except:

I.	carrying on business with persons outside Bermuda;

II.	doing business in Bermuda with an exempted undertaking in furtherance only of the business of he exempted undertaking carried on exterior to Bermuda;

III.	buying or selling or otherwise dealing in shares, bonds debenture stock obligations, mortgages or other securities or investments issued or created by an exempted undertaking, or a local company, or any partnership which is not an exempted undertaking;

IV.	transacting banking business in Bermuda with and through an institution licensed as a bank under the Banks and Deposit Companies Act 1999 of Bermuda;

V.	effecting or concluding contracts in Bermuda, and exercising in Bermuda all other powers, so far as may be necessary for the carrying on of its business with persons outside Bermuda;

VI.	as manager or agent for, or consultant or adviser to any:

A.	exempted company or permit company which is affiliated whether or not incorporated in Bermuda with the exempted company; or

B.	exempted partnership registered under the Exempted Partnerships Act 1992 or overseas partnership registered under the Overseas Partnerships Act 1995 in which the exempted company is a partner;

I.	carrying on the business of re-insuring risks undertaken by any company incorporated in Bermuda and permitted to engage in insurance and re-insurance business: or

II.	in accordance with subsection (7) of section 129 the Act –

(aa) marketing of shares or dealing with the holders of shares of an exempted company where the exempted company is a mutual fund;

(bb) marketing interests in or dealing with holders of interests in a limited partnership in respect of which the exempted company is a general partner; or

(cc) marketing units in or dealing with holders of units in a unit trust scheme in respect of which the exempted company is a manager.

Economic Substance

Bermuda enacted legislation to introduce economic substance requirements in accordance with the requirements from the European Union ("EU") and in furtherance of its commitment to comply with international standards concerning the OECD's Base Erosion and Profit Shifting report. The legislation was enacted to demonstrate the jurisdictions commitment to comply with international standards with respect to cooperation for tax purposes and to ensure that Bermuda does not facilitate the use of structures which attract profits but which do not reflect real economic activity within the jurisdiction. The current legislation is set out in the Economic Substance Act 2018 (the "ES Act"), as amended, and the Economic Substance Regulations 2018, as amended, (the "ES Regulations") (together the ES Act and the ES Regulation, the “ES Law”).

The ES Law applies to any 'relevant entity' that conducts any 'relevant activity' in a 'relevant financial period.' A relevant entity that conducts a relevant activity must satisfy the economic substance requirements under the ES Law in relation to that activity for each relevant financial period. A relevant entity conducting a relevant activity must demonstrate it has satisfied the requirements under the ES Law by filing a declaration form with the Bermuda Registrar of Companies (the "Registrar") in respect of that financial year. Each relevant entity is required to file the declaration form no later than six months after the last day of each relevant financial period, with the first financial year commencing on or after 1 January 2019.

If the Registrar determines that a 'relevant entity' (i) has not met the applicable economic substance requirements in respect of its 'relevant activities'; or (ii) is engaged in a high-risk IP related activity with an affiliate outside Bermuda, the Registrar is required by law to provide to the Bermuda Minster of Finance the information filed by the relevant entity pursuant to the ES Laws (e.g. the declaration form and related information), and the Minister is required to provide that information to his counterpart in the relevant EU member state or other relevant jurisdiction in which the 'relevant entity' or non-resident entity has its holding entity, its ultimate parent entity, an owner or beneficial owner, or where the relevant non-resident entity claims to be resident for tax purposes. Additionally, the Registrar also has the power to impose sanction schemes in the form of notices to comply (including warning notices, decision notices with the right to appeal) and civil penalties and after exhaustion of all notice requirements the Registrar may move to impose restrictions or regulate the business activities of the relevant entity or be authorized by the court for such proceedings under the relevant legislation to be taken, including strike off.

Evolving Data Privacy Legislation

The Bermuda Government enacted the Personal Information Protection Act 2016 ("PIPA") on 27 July 2016. PIPA was introduced to regulate the use of personal information in a manner that both protects its privacy and recognizes the need for organizations to use personal information for legitimate purposes. Limited provisions of PIPA, relating to the appointment of a Privacy Commissioner and the creation of an independent office of the Privacy Commissioner came into force. Bermuda's first Privacy Commissioner was appointed on January 20, 2020 and the remaining obligations under PIPA will become operative with effect from 1 January 2025.

PIPA sets out a number of requirements that must be complied with when organizations are handling personal information, including, the obligation to adopt suitable measures and policies, to appoint a privacy officer, to use personal information in a lawful and fair manner and maintain accurate records.

Organizations also have an obligation to provide individuals with a clear and easily accessible privacy notice and to ensure adequate and proportionate security safeguards are in place and they have an obligation to report any breaches to the Privacy Commissioner. Oversight and enforcement of PIPA will be the responsibility of the Privacy Commissioner of Bermuda. Once fully in force, breach of PIPA by the Bermuda Subsidiary could lead to enforcement action by the Privacy Commissioner, including the imposition of remediation orders, financial penalties or referral for criminal prosecution.

GUAYABALES PROJECT

The scientific and technical information in the section below is summarized, compiled or extracted from the technical report regarding the Guayabales Project dated effective December 31, 2022 and entitled "NI 43-101 Technical Report for the Guayabales Gold-Silver-Copper Project, Department of Caldas, Colombia" (the "Guayabales Technical Report") and prepared for the Corporation by Stewart D. Redwood, FIMMM, FGS, who is a “qualified person” and independent” within the meaning of NI 43-101. The summary below is subject in entirety to all the assumptions, qualifications and procedures set out in the Guayabales Technical Report and which may not be fully described herein. For full technical details on the Guayabales Project, reference should be made to the full text of the Guayabales Technical Report which was prepared in accordance with NI 43-101 and has been filed with the securities regulatory authorities in all of the provinces and territories of Canada, other than Québec, and is available under the Corporation’s issuer profile on SEDAR at www.sedar.com. The summary below is qualified in its entirety by reference to the full text of the Guayabales Technical Report. The author of the Guayabales Technical Report has reviewed and approved the scientific and technical disclosure contained in this AIF related to the Guayabales Project. The Guayabales Technical Report is not and shall not be deemed to be incorporated by reference in this AIF. The property section has been updated to reflect immaterial changes since the publishing of the Technical Report.

Project Description, Location and Access

The Guayabales Project is close to several major cities in Colombia. It is located 80 km south of Medellin, 75 kilometres (“km”) north of Pereira and 50 km north-northwest of Manizales in the Municipalities of Marmato, Supia and La Merced, Department of Caldas, and the Municipality of Caramanta, Department of Antioquia, at approximately 5°30’N, 75°36’W and an altitude of between 1,470 to 2,150 metres above sea level (See Figure 1 below).

Figure 1: Location of Guayabales Project

Access to the Guayabales Project can be made by road from Medellin (152 km), Manizales (93 km) or Pereira (110 km). The Corporation has a field office in the Municipality of Supia (population of about 26,000), located approximately five km southwest of the Guayabales Project on Route 25 (see Figure 2 below). From Supia, access is by a secondary paved road that goes to Caramanta, and by local, unsurfaced roads.

Figure 2: Location and Access Map of the Guayabales Project

Mineral Tenure

All mineral resources in Colombia belong to the state and can be explored and exploited by means of concession contracts granted by the state. The mining authority is the National Mining Agency (Agencia Nacional Minería or ANM) except in the Department of Antioquia, where it has been delegated to the Government of Antioquia through its Secretary of Mines. The Ministry of Mines and Energy is in charge of setting and overseeing the Government´s national mining policies. Mining is governed by the Mining Law 685 of 2001 and subsequent decrees and resolutions, except for mining titles granted before that law, which are grandfathered by the law in place at the time of their granting (most commonly Decree 2655, 1988). Certain minor amendments to the law have been enacted by means of Laws 1450 of 2011, 1753 of 2015, and 1955 of 2019. Under the Mining Law 685 of 2001, there is a single type of concession contract covering exploration, construction and mining that is valid for 30 years and can be extended for another 30 years. Concession contract areas are defined on a map with reference to a starting point (punto arcifinio) with distances and bearings, or map coordinates.

A surface tax (canon superficial) is paid for concession contracts annually in advance during the exploration and construction phases. The first payment is due when the concession contract is registered in the Registro Minero Nacional (“RMN”). The surface tax varies with the size and phase of the concession contract and is between one-half minimum daily wage per hectare (ha) (about US$5) and three minimum daily wages per hectare (about US$30). The minimum daily wage is adjusted annually and in 2023 it is COP38,666.66 (about US$10).

The Corporation has mining rights at the Guayabales Project to 29 claims with a total area of 4,454.82 ha (See Figures 3 and 4 below). Four claims have title with a total area of 2,411.16 ha comprising two exploitation claims with title with a total area of 412.98 ha, and two exploration claims with title with a total area of 1998.18 ha (See Table 1 below). The two exploitation claims and their incomplete cells applications, described below, are subject to option agreements. The two exploration claims are wholly owned by the Corporation’s subsidiaries. There are 23 concession applications with a total area of 1,971.74 ha (See Table 2 below). One of the concession applications with an area of 156.96 ha is subject to a promise to purchase agreement with a third party. The other 22 applications, covering 1,814,78 ha, are direct applications by subsidiaries of the Corporation. Finally, there are 116 claim application for incomplete cells surrounding the two exploitation claims with an approximate area of 71.92 ha. Incomplete cells are gaps between claims that are smaller than the cell size that resulted from converting old irregular claim shapes to claims built of square cells of 1.24 ha (about 352 m by 352 m) oriented north-south.

The location of a mining title is defined by the coordinates of its corners, as described in each of the mining concession agreements executed with the mining authority. There is no legal requirement to mark the corners by monuments in the field or have the corners officially surveyed, and this has not been done.

Figure 3: Plan of the Corporation’s mining titles and applications of the Guayabales Project, shown in yellow, west of the River Cauca.

Figure 4: Plan of the Corporation’s tenements showing mining titles in red and applications in yellow for the Guayabales Project, which lies west of the River Cauca.

Name	Number	Type	Owner	Date of Registration	Date of Expiry	Area (ha)
Guayabales	LH0071-17	Exploitation	Asociacion de Mineros Guayabales	28/03/2008	28/03/2038	247.87
The Box	781-17	Exploitation	Sandra Liliana Saldarriaga Escobar, Margarita Maria Saldarriaga Escobar, Monica Paola Saldarriaga Escobar	16/05/2006	16/05/2036	165.11
Guayabales	HI8-15231	Exploration	Collective Mining Limited Sucursal Colombia	11/10/2021	12/10/2051	1,710.00
Guayabales	501712	Exploration	Minerales Provenza SAS	11/10/2021	26/10/2051	288.18
					TOTAL	2,411.16

Table 1: List of the Mining Rights of the Guayabales Project

Name	Number	Type	Owner	Date of Application	Area (ha)
Guayabales	501711	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	137.33
Guayabales	501714	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	615.64
Guayabales	501716	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	73.57
Guayabales	501718	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	36.78
Guayabales	501726	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	58.86
Guayabales	502173	Exploration	Collective Mining Limited Sucursal Colombia	23/07/2021	2.45
Guayabales	502174	Exploration	Collective Mining Limited Sucursal Colombia	23/07/2021	1.22
Guayabales	502619	Exploration	Collective Mining Limited Sucursal Colombia	17/09/2021	66.22
Guayabales	503238	Exploration	Collective Mining Limited Sucursal Colombia	14/10/2021	41.69
Guayabales	503239	Exploration	Collective Mining Limited Sucursal Colombia	14/10/2021	15.94
Guayabales	CAG-141X	Exploration	Mineros SA	13/10/2021	156.96
Guayabales	503720	Exploration	Collective Mining Limited Sucursal Colombia	09/12/2021	19.61
Guayabales	503718	Exploration	Collective Mining Limited Sucursal Colombia	09/12/2021	1.22
Guayabales	503793	Exploration	Collective Mining Limited Sucursal Colombia	16/12/2021	52.72
Guayabales	503899	Exploration	Collective Mining Limited Sucursal Colombia	27/12/2021	52.72
Guayabales	503911	Exploration	Collective Mining Limited Sucursal Colombia	28/12/2021	2.45
Guayabales	503983	Exploration	Collective Mining Limited Sucursal Colombia	30/12/2021	550.53
Guayabales	504177	Exploration	Collective Mining Limited Sucursal Colombia	28/01/2022	3.67
Guayabales	504941	Exploration	Minerales Provenza SAS	22/03/2022	19.62
Guayabales	505577	Exploration	Collective Mining Limited Sucursal Colombia	13/04/2022	53.96
Guayabales	508707	Exploration	Minerales Provenza SAS	11/29/2023	4.90
Guayabales	508750	Exploration	Minerales Provenza SAS	12/05/2023	2.45
Guayabales	508751	Exploration	Minerales Provenza SAS	12/05/2023	1.22
TOTAL:					2,306.48

Table 2: List of concession applications of the Guayabales Project.

The granting of a concession contract does not include a legal right of surface access, for which permission has to be obtained from the landowners or the community. The Corporation does not own the surface rights over the Guayabales Project. However, the Corporation holds access rights to lands belonging to the title holders associated with concession agreements LH0071-17 and 781-17, although they do not own all of the surface rights. Under the terms of the option agreements, the title holders are obliged to grant access to lands owned by them in the areas of the mining titles. In addition, the Corporation has executed easement rights with different landowners in the Guayabales Project. The Corporation currently holds easement rights to 35 lots of land that allow it carry out exploration activities. These consist of 26 lots of land used for drill platforms; 3 lots of land for access to take water at Agua Clara, Arquia and Guayabales, the latter of which is part of the option agreement with the Guayabales Miners Association; and 32 lots of land for the hoses, pumps and storage tanks of two water lines, Agua Clara and Guayabales. The agreements are mostly for periods of 12 months with payment of a fee.

Tenure Agreements

Titles LH-0071-17 and 781-17 are subject to agreements that entitle the Corporation’s Colombian subsidiary to perform exploration activities on behalf of the mining title owners. The agreements, executed in June 2020 and January 2021, entail certain investments and exploration commitments by the Corporation’s Colombian subsidiary, as well as the future right to opt to acquire the properties.

The agreements establish a total of $11.050 million in staged option payments over ten years as described in Table 3 below. A total of $3.25 million has been paid to date for the years 2020 to 2024 and the payments are up to date and the agreements are in good standing. The total exploration expenditure commitment derived from the agreements amounts to $13.0 million during the validity of the agreements. As a result of the payments, the Corporation’s Colombian subsidiary will be entitled to acquire 100% of the property of the tenements. During the execution of the agreements, the title holders are entitled to continue existing mining operations in the area of the tenements. These activities must be ceased once the payments have been completed at the Corporation’s Colombian subsidiary’s request. LH-0071-17 is subject to a 1% net smelter return (NSR) royalty payable to the current owner once commercial production is achieved. The NSR may be exchanged for a one-time payment of $8.0 million.

Concession application CAG-141x was filed by Mineros S.A. and is subject to a property purchase agreement with an outstanding payment of $25,000 subject to the condition precedent of it being granted as a mining title.

Year	Amount (US$)	Payments Made (US$)
2020	350,000	350,000
2021	800,000	800,000
2022	1,100,000	1,100,000
2023	750,000	750,000
2024	666,667	250,000
2025	583,333	-
2026	583,333	-
2027	583,333	-
2028	583,333	-
2029	2,733,333	-
2030	2,316,667	-
2030	1% NSR or 8,000,000	-

Table 3: Yearly payments resulting from mining title option agreements.

Royalties

Royalties payable to the state are 4% of gross value at the mine mouth for gold and silver and 5% for copper, molybdenum and tungsten (Law 141 of 1994, modified by Law 756 of 2002). For the purposes of royalties, the gold and silver prices are set by the government and are typically 80% of the average of the London afternoon fix price for the previous month. Concession LH-0071-17 is subject to a 1% net smelter return (NSR) royalty payable to the current owner once commercial production is achieved. The NSR may be exchanged for a one-time payment of $8.0 million as described in Table 3 above.

Environmental Liabilities

The Guayabales Project has artisanal mining in four areas. Under Colombian law, existent artisanal mining will not be an environmental liability for the Corporation. As a good sustainability practice, the Corporation has approached the local miners to evaluate joint opportunities and to evaluate the potential of the areas for exploration. The Corporation has carried out environmental baseline studies to determine existing liabilities in the area and continues to do so as it identifies local miners.

Indigenous Reserves and Communities

Within the Municipality of Supia there is one indigenous reserve (resguardo indígena in Spanish), called the Cañamomo and Loma Prieta Reserve, and two indigenous partialities (parcialidad indigena in Spanish), called Cartama and La Trina, which are non-territorial indigenous communities, or in other words, they don’t have any territory but they live according to their indigenous laws and customs. All three belong to the Embera Chami indigenous group. The partialities reside in certain areas that overlap with parts of the Corporation’s mining rights, but do not overlap with the current areas of exploration interest. Exploration is permitted by law both in reserves and partialities, and in practice, would require an agreement with the relevant indigenous communities. In principle, a Prior Consultation for the environmental licensing for the exploitation phase would not be required for this project because there is no overlap of mining titles with indigenous reserves. However, a Prior Consultation may be required depending on the level of direct or indirect impact that a project may have with regard to a neighbouring reserve or a partiality.

History

The history of the Guayabales Project is summarized in Table 4 below. The focus of previous exploration was concession contract LH-0071-17. The Comunidad Minera Guayabales (Guayabales Mining Community), also known as Asociación de Mineros Guayabales (Guayabales Miners Association), started artisanal gold mining in 1995 and have developed 16 small underground mines in the Encanto zone. They began the process to legalize ownership in 2002 and were granted ownership when the title was registered on March 28, 2008. The total gold production is not known. The prior mining history in unknown and no older references have been found.

Years	Company	Work Carried Out	NI 43-101 Reports
600 BC to 21st Century	Quimbaya Culture (600 BC – 1600 AD) Spanish Colonial Period (1534-1819) Republic of Colombia period (1819-present)	The Marmato-Supia district, including Guayabales, was mined for gold since pre-Columbian times.
1995-present	Guayabales Mining Community	Artisanal gold mining in 16 underground mines. Legalisation started 2002. Mining title LH-0071-17 registered 28 March 2008.
2005-2006	Colombia Gold plc, London	Underground sampling, surface rock sampling.
2006-2009	Colombian Mines Corporation, Vancouver	Underground sampling, surface rock sampling, 17 diamond drill holes (DDH) for 2,079 m.	Thompson (2007)
2010-2011	Mercer Gold Corporation, Nevada	Underground and surface rock sampling, soil grid, geological mapping, 11 diamond drill holes for 4,067 m.	Turner (2010, 2011)
2011-2013	Tresoro Mining Corp., Nevada (name changed from Mercer Gold Corporation)	No work. Option expired 2012 or 2013.	Leroux (2012)
2014-2019	None	Exploration inactive
2020-present	Collective Mining Ltd., Toronto	Current exploration programme	Redwood (2021c) and the Guayabales Report

Table 4: Summary of the History of the Guayabales Project

From 2005-2012 the Guayabales project was explored for gold by three companies under option agreements with Minera Guayabales. These were Colombia Gold plc in 2005, Colombian Mines Corporation (Colombian Mines) in 2006-2009, and Mercer Gold Corporation (Mercer Gold) in 2010-2012 (previously called Uranium International Corp.). Mercer Gold changed its name to Tresoro Mining Corp. in 2011 but it carried out no more exploration, the option expired for non-compliance on an undisclosed date in 2012 or 2013, and the Corporation declared bankruptcy on March 3, 2014. NI 43-101 technical reports were written for Guayabales by Colombian Mines (Thompson, 2007), Uranium International Corp. (Turner, 2010), Mercer Gold (Turner, 2011) and for Tresoro by A.C.A. Howe International Limited (Leroux, 2012). Exploration carried out by these companies included geological mapping, soil sampling, rock sampling, and mapping and channel sampling of artisanal mines, and diamond drilling. In 2008 Colombian Mines drilled 17 holes for 2,079 metres (“m”) in the Encanto Zone, and in 2010-2011 Mercer Gold drilled 11 holes for 4,067 m in the Encanto Zone and to the northeast of this zone. Exploration was inactive from 2012-2020 until Collective Mining began the current exploration program. To the knowledge of the Corporation, no historical work has ever been conducted on the property comprising the second Guayabales option (claim number 781-17).

Exploration of the Minera Guayabales concession focused on the NW to WNW-trending Encanto Zone where 16 small gold mines are currently operated by Minera Guayabales. The zone is a shear zone at least 500 m long and 20-40 m wide with gold-silver-polymetallic veins that were targeted by drilling. Porphyry gold mineralization is exposed in some road cuts shown by argillic and sericitic alteration with overprinting of potassic alteration shown by quartz veinlet stockworks and hematite after magnetite veinlets and was intersected in two drill holes. The results of the historical exploration and drilling are summarized in Tables 5 and 6 below.

Year	Company	Survey	Contractor	Units	Number	Zone
2005-2006	Colombia Gold plc	Rock sampling mines and surface	None	Samples	263	Encanto Zone
2006-2008	Colombian Mines Corporation	Rock sampling mines	None	Samples	512	Encanto Zone
		Rock sampling surface	None	Samples	212	Encanto Zone
		Rock sampling road cuts	None	Samples	163	New access road LH-0017-17
		Diamond drilling 17 holes	Terramundo	Meters	2,079.36	Encanto Zone
2010-2011	Mercer Gold Corporation (from 2011 called Tresoro Mining Corp.)	Geological mapping	None	km2	2.50	Whole property LH-0017-17
		Soil sample grid 100 m x 100 m	None	Samples	253	Whole property LH-0017-17
		Rock sampling surface	None	Samples	89	Whole property LH-0017-17
		Rock sampling mines	None	Samples	15.00	Encanto Zone
		Diamond drilling 11 holes	Logan Drilling	Meters	4,067.90	Encanto and Donut targets

Table 5: Summary of Historical Exploration Carried out at the Guayabales Project.

Year	Company	Contractor	Rig type	Core size	Diameter (mm)	Holes	Total meters
2008	Colombian Mines Corporation	Terramundo	Boyles 37	HQ	63.5	12	1,931.20
			Winkie	BTW	42	5	148.16
2010-2011	Mercer Gold	Logan Drilling Colombia SAS	Duralite T600N	HQ, NQ	63.5, 47.6	11	4,067.90
Total						28	6,147.26

Table 6: Summary of Historical Diamond Drill Programs

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Guayabales Project is located in the Western Cordillera of the Colombian Andes in the late Miocene Middle Cauca Gold-Copper Belt. The project occurs in the Romeral terrane, an oceanic terrane comprising a melange of metabasalts, amphibolites, serpentinites, graphitic schist, biotite schist, sericite schist and chlorite schist that are called the Arquía Complex of probable Late Jurassic to Early Cretaceous age. This terrane was accreted to the continental margin along the Romeral Fault in the Aptian. Movement on the Romeral Fault was dextral indicating that terrane accretion was highly oblique from the southwest. The terrane is bounded by the Cauca-Patia Fault on the west side. Further west, additional oceanic and island arc terranes were subsequently accreted to the Western Cordillera in the Paleogene and Neogene periods, culminating in the on-going collision of the Panamá-Choco arc since the late Miocene. This reactivated the Cauca-Patia and Romeral faults with left lateral and reverse movements. The Romeral terrane is partially covered by continental sediments of the middle Oligocene to late Miocene age Amagá Formation, comprising gray to green colored conglomerates, sandstones, shales and coal seams, and by thick subaerial basaltic to andesitic volcanic and sedimentary rocks of the late Miocene Combia Formation. Epithermal Au-Ag-Zn (gold-silver-zinc) and porphyry Au-Ag-Cu-Mo (gold-silver-copper-molybdenum) mineralization in the Middle Cauca Belt is related to clusters of late Miocene porphyry intrusions of diorite to tonalite composition, and intrusive breccias.

Local Geology

The local geology comprises basement chlorite, sericite and graphitic schist of the Late Jurassic to Early Cretaceous Arquia Complex, basalts of the late Miocene Combia Formation, several types of porphyry intrusions, and late to post-mineral basalt dykes. Sedimentary rocks of the Oligocene to lower Miocene Amagá Formation occur to the west. They are unconformable on the schists and have a basal conglomerate followed by sandstone with carbonaceous beds, carbonaceous mudstone and claystone with lenses of sandstone. It is overlain by volcano-sedimentary rocks of the late Miocene Combia Formation (age about 9 to 4 million years ago) of basaltic to andesitic composition that locally exceeds 1,000 m in stratigraphic thickness. The Amagá and Combia Formations were deposited in a pull-apart basin in the Cauca-Patia intermontane basin. The central part of the Middle Cauca Gold Belt coincides with the depocenter of the Combia Formation, which are the contemporaneous volcanic rocks related to and cut by the late Miocene porphyry intrusions and related gold-copper mineralization.

Property Geology

The Guayabales Project area project area is over 95% covered with soil, volcanic ash, saprolite, vegetation and landslides, and due to the lack of outcrop the mapping is necessarily generalized and interpretative. The project area is characterised by Miocene diorite and quartz diorite stocks and breccias intruded into chlorite, sericite and graphite schists of the Cretaceous Arquia Complex, with remnant outliers of Miocene Combia Formation lavas and tuffs of basalt to andesite composition. The Miocene stocks are flanked on the west side by siltstones of the Oligocene-Miocene Amaga Formation.

There are multiple phases of fracturing with older, roughly NS structures displaced by NW-WNW trending structural corridors and finally, by late EW structures. A major NW trending structural corridor crosses the centre of the project area and includes the Encanto shear system as well as the Donut, Apollo and Olympus targets. This structure is the NW extension of the Marmato-Aguas Claras mineralized trend.

Gold, silver, copper and molybdenum mineralization is related to porphyry systems and they are overprinted by polymetallic veins with gold, silver, copper, lead and zinc trending NW-WNW and EW. The alteration includes potassic and sericite-chlorite. The late vein overprints are associated with intense phyllic alteration which is characterised by sericite and pyrite.

Deposit Types

The deposit types at the Guayabales Project are: 1) porphyry Au-Ag+Cu±Mo mineralization hosted by porphyry intrusions and wall rocks; 2) intermineral breccias with Au-Ag±Cu; and 3) structurally-controlled, Au-Ag-bearing carbonate-base metal (Zn-Pb-Cu) veins.

The evolution of the Apollo Porphyry System is interpreted to be as follows:

1.	Early-stage quartz diorite porphyry cut by diorite porphyry. Potassic alteration with stockwork of granular quartz veins (A type) and early biotite veins with sulphides with Au-Ag-Cu-Mo mineralization.

2.	Intermineral stage diorite porphyry at depth with exsolution of the fluid into a brine and a vapour phase, with volume expansion of the vapour to form crackle breccia then a breccia with a rock flour matrix. The fluid caused potassic alteration at depth overprinted by chlorite-sericite alteration at shallower levels, and replacement of breccia matrix by pyrite-chalcopyrite with Au-Ag-Cu mineralization.

3.	Late stage fluid related to another porphyry at depth formed veins and in part replaced the matrix of breccia with quartz, carbonate, Au-Ag-bearing polymetallic Pb-Zn-Cu sulphides in carbonate-base metals veins (CBM).

The Apollo Porphyry Au-Ag-Cu deposit is 2 km NW of the Marmato gold mine, which is described as a hybrid reduced intrusion-related/porphyry gold deposit (Santacruz et al., 2021), and 3.5 km NW of the Aguas Claras porphyry gold deposit (Santacruz et al., 2021) (see Figure 5 below). The Guayabales targets occur at a higher elevation than the other two deposits indicating different levels in the systems and/or vertical movement by block faulting. The porphyry intrusions at Apollo are different from those at Marmato and Aguas Claras. Each system is centred on a different composite porphyry stock, and they formed as a cluster of separate porphyry systems. Porphyry deposits typically occur in clusters in the Middle Cauca Gold-Copper Belt.

Figure 5: Cartoon NW-SE long section along the Marmato trend showing an interpretation of the possible relationship between the Guayabales targets, Marmato and Aguas Claras.

Porphyry systems were reviewed by Sillitoe (2010) and a schematic deposit model is shown in Figure 8.2. Porphyry systems may contain porphyry Cu ± Mo ± Au deposits of various sizes from less than 10 million tonnes to 10 billion tonnes. Typical primary porphyry Cu deposits have average grades of 0.5 to 1.5% Cu, <0.01 to 0.04% Mo, and 0.01 to 1.5 g/t Au, although a few gold-only deposits have grades of 0.9 to 1.5 g/t gold but little Cu (<0.1%). The known porphyry systems in the Middle Cauca Gold-Copper Belt are porphyry Au, Au-Cu and Cu-Au deposits, and breccia-hosted Au deposits.

The alteration and mineralization in porphyry systems can have a volume of many cubic kilometers of rock and are zoned outward from stocks or dike swarms, which typically comprise several generations of intermediate to felsic porphyry intrusions. Porphyry Cu ± Au ± Mo deposits are centered on the intrusions. High-sulphidation epithermal deposits may occur in lithocaps above porphyry Cu deposits, where massive sulphide lodes tend to develop in deeper feeder structures and Au ± Ag-rich, disseminated deposits within the uppermost 500 m or so. Less commonly, intermediate sulphidation epithermal mineralization, chiefly veins, may develop on the peripheries of the lithocaps. The porphyry systems of the Middle Cauca Gold-Copper Belt are characterised by late stage, high grade Au-Ag-polymetallic veins that can have a vertical extent of +1 km, and exceptionally up to 2 km at Buritica.

The alteration and mineralization in the porphyry Cu deposits is zoned upward from barren, early sodic-calcic alteration through potentially ore-grade potassic, chlorite-sericite, and sericitic alteration, capped by an advanced argillic alteration lithocap which may attain >1 km in thickness if unaffected by significant erosion. Low sulphidation-state chalcopyrite ± bornite assemblages are characteristic of potassic zones, whereas higher sulphidation-state sulphides are generated progressively upwards as a result of temperature decline and the accompanying greater degrees of hydrolytic alteration, culminating in pyrite ± enargite ± covellite in the shallow parts of the lithocaps. The porphyry Cu mineralization occurs in a distinctive sequence of quartz-bearing veinlets as well as in disseminated form in the altered rock between them. Magmatic-hydrothermal breccias may form during porphyry intrusion, with some of them containing high-grade mineralization because of their intrinsic permeability. In contrast, most phreatomagmatic breccias, constituting maar-diatreme systems, are poorly mineralized because they usually formed late in the evolution of the porphyry systems.

Exploration

The exploration of the Guayabales Project carried out by the Corporation since it acquired the project in July, 2020 up to the effective date of the Guayabales Technical Report is summarized in Table 7 below.

Year	Survey	Contractor	Units	Number	Zone
2020-2022	Database compile historic data	None	samples	1,561	Whole property
2020-2021	Historical core relogging	None	meters	2,941
2020-2022	Geological mapping	None	km2	24	Whole property
2020-2022	Rock sampling	None	samples	3,349	Donut, The Box, Olympus, Trap, Apollo, ME and Victory
2020-2022	Soil sampling	None	samples	1,398
2021-2022	Drilling	Kluane	meters	27,618	Olympus
2022	Petrography	University of Caldas	samples	2	Olympus
2022		Minerlab Ltda	samples	8	Apollo
2022	Cyanidation Bottle Roll test	SGS Peru S.A.C	samples	3	Apollo
2022	Bulk Density	ALS Colombia Ltda	samples	91	Whole property
2021	LIDAR survey	Lidarus	km2	76.8	Whole property
2021	Full Waveform Distributed Array Induced Polarization survey (AGDAS)	Arce Geofísicos Ltd	km2	3.37939	Olympus and The Box
2020-2021	Heli-magnetic and radiometric survey	MPX Geophysics Ltd & Arce Geophysics Ltd	line km	775.9	Whole property
2022	Heli-magnetic and radiometric survey Reprocessing	Condor Consulting, Inc.	line km	775.9	Whole property
2022	IP survey Reprocessing	Condor Consulting, Inc.	km2	3.37939	Olympus and The Box

Table 7: Summary of Exploration Carried out by the Corporation at the Guayabales Project in 2020-2022

The Corporation carried out a LIDAR survey of the concessions and surrounding areas in 2021 to create a digital terrain model (DTM), a digital surface model (DSM) and a topographic map with 1 m contours.

The Corporation collected 1,398 soil samples. Soil samples were generally taken on ridges and spurs, and in some places on a grid of 100 m by 100 m. Ridge and spur sampling was found to be more effective than grid sampling due to young volcanic ash cover, which has been washed away on the ridges, and landslides. The Corporation has a written protocol for soil sampling. Samples are taken at the transition between the B and C soil horizon at a depth between 1.5-3.5 m using a manually operated auger. The sample is collected on a plastic sheet and then placed in a sample bag that is numbered and sealed. The geologist completes a sample description card with the location, soil profile description, weathering intensity, color, oxides and other information. This is entered into the exploration database.

The Corporation took 3,349 surface and underground rock samples as of the effective date of the Guayabales Technical Report. The types of samples taken were chip channel samples in areas of good exposure and rock chip samples in areas with non-continuous exposure. The Corporation has a written protocol for taking rock samples. The chip channel samples are marked with paint in lengths of 2.00 m and a continuous sample is taken using a hammer and chisel. The broken rock is collected on a plastic sheet and then placed in a sample bag that is numbered and sealed. Rock chip samples are taken in a similar manner but by taking a rock chip every approximately 10 cm, rather than a continuous channel. A sample description card is completed in the field for each sample with the location and description.

The Corporation carried out a helicopter-borne magnetic and radiometric geophysical survey in December 2020 over an area of about 9 km E-W by 8 km N-S centered on the mining titles. Data was collected on 775.9 line-km on N-S flight lines with a line spacing of 100 m and nominal mean terrain clearance of 80 m, with E-W tie lines. The survey was flown by MPX Geophysics Ltd (MPX, 2020). The data was processed by Arce Geophysics (Arce, 2021) and reprocessed by Condor Consulting.

The Corporation has identified eight targets called Apollo (previously called Encanto), ME (Marmato Extension, previously called Guayabales), Olympus (previously called La Llorona), The Box, Donut, Plutus (previously called Donut SE), Trap (previously called Victory Central) and Victory (previously called Victory East).

Apollo Target

Geochemistry and mapping identified a breccia as a drill target which returned significant grades of gold, silver and copper in drilling. Seven more breccia bodies with anomalous Au, Ag, Cu and Mo geochemistry were discovered subsequent to the effective dates of the Guayabales Technical Report by excavations to build new trails for drill access. These breccias occur around the main drilled breccia body in a zone with approximate dimensions of 750 m EW by 650 m NS. The Corporation plans to drill these new breccia targets in the Phase 2 drill program.

Olympus Target

The Olympus target is a NW trending mineralized corridor located within diorite and quartz diorite porphyries that intrude schists in the west of the target area. Hydrothermal breccia has been mapped in the southern portion of the Gustavo mine and in the Donut target. The Olympus mineralised corridor has been mapped over a width of 600 m and traced over a NW trending strike length of 600 m, and is open in all directions. It hosts multiple veins, veinlet and mineralised breccias, and forty-one artisanal mine workings have been identified.

Donut Target

The Donut target is an area where shallow underground workings have exposed porphyry and breccia related mineralization. The porphyry veining contains chalcopyrite, chalcocite and lesser bornite with molybdenite and abundant pyrite. The Donut target displays intense zones of both potassic alteration and overprinting vein and stockwork systems associated with phyllic alteration. This porphyry-breccia zone is coincident with anomalous soil and channel sample geochemistry of gold, copper and molybdenum soil in an area of 300 m by 300 m.

Box Target

Geological mapping of the Box target has defined two mineralized systems with anomalous gold and silver in an area of 800 m NS by 600 m. The Box North zone of 400 m by 400 m comprises porphyry mineralization with a vein overprint and the Box South part contains vein mineralization at 300 m higher elevation. Geologically the whole area is characterised by porphyry bodies intruded into schists and Amaga Formation siltstones. There is extensive ash, landslide and colluvium cover so outcrops are restricted to stream exposures and old workings.

Victory Target

The Victory target includes a porphyry Au ± Cu-Mo system overprinted by polymetallic veins. The target is defined by anomalous gold, silver and copper soil and rock samples over an area of 500 m NS by 600 m EW. This is underlain by a magnetic anomaly from MVI modelling which extends to a depth of 600 m, and coincides with magnetite veinlets on surface. The Victory target is located in the north of the project area and consists of a stockwork of porphyry magnetite veinlets with disseminated sulphides hosted within multiple phases of diorite and quartz diorite porphyry. Mineralization is related to porphyry veinlets (A, B and M veins), hydrothermal breccia and late polymetallic veins with carbonate, quartz, sphalerite and galena. Both vein systems trend NW-SE and EW. The breccia bodies are clast supported shingle breccias with a matrix of pyrite, sericite, carbonate, quartz and some magnetite. Porphyry quartz-magnetite and B veinlets are associated with potassic alteration and disseminated pyrite, with occasional chalcopyrite and molybdenite. Mineralization is spatially related to the fine-grained diorite bodies. Pervasive sericite alteration with disseminated pyrite covers an area of 800 m EW by 500 m NS. Zones with epidote alteration have also been mapped.

Drilling

Historical Drilling

Two drill programmes focused on the Encanto zone were carried out by previous companies in 2008 and 2010-2011 with a total of 28 diamond drill holes drilled using the wireline recovery method for a total of 6,147.26 m. Colombian Mines drilled 17 diamond drill holes for a total of 2,079.36 m in 2008. Eleven holes were drilled with a skid-mounted Boyle 37 rig with lengths of 83.70 to 221.50 m and an average of 160.9 m. Five holes were drilled with a man-portable Winkie drill (GDH-05, 06, 09, 11, 16) with lengths of 9.53 to 48.90 m and an average of 29.6 m and failed to reach their targets. Mercer Gold drilled 11 diamond drill holes for 4,067.90 m in 2010-2011 with a track-mounted Duralite T600N drill rig. The hole lengths were 76.6 to 620.0 m with an average of 369.8 m. The holes were drilled in the Guayabales and Donut targets. The contractors, rig types and core sizes are summarised in Table 8 below. The drill collar locations are listed in Table 9 below and are shown in a plan in Figure 6 below.

Year	Company	Contractor	Rig Type	Core Size	Diameter (mm)	Holes	Total Meters
2008	Colombian Mines Corporation	Terramundo	Boyles 37	HQ	63.5	12	1,931.20
			Winkie	BTW	42	5	148.16
2010-2011	Mercer Gold	Logan Dirlling Colombia SAS	Duralite T600N	HW, NQ	63.5, 47.6	11	4,067.90
Total						28	6,147.26

Table 8: Summary of historical diamond drill programs.

No.	Hole No.	Company	Year	Easting WGS84	Northing WGS84	Altitude (m)	Azimuth	Inclination	Depth (m)
1	GDH-01	CM	2008	431704	606726	1881.0	20	-45	198.80
2	GDH-02	CM	2008	431704	606726	1881.0	20	-60	221.50
3	GDH-03	CM	2008	431774	606679	1914.0	20	-45	201.80
4	GDH-04	CM	2008	431762	606814	1890.3	50	-65	128.00
5	GDH-05	CM	2008	431749	606886	1849.6	200	-50	9.53
6	GDH-06	CM	2008	431855	606981	1820.1	200	-50	43.69
7	GDH-07	CM	2008	431745	606919	1844.9	200	-45	83.70
8	GDH-08	CM	2008	431745	606919	1844.9	200	-60	124.30
9	GDH-09	CM	2008	431855	606981	1820.1	20	-50	48.90
10	GDH-10	CM	2008	431594	606921	1872.0	20	-45	215.60
11	GDH-11	CM	2008	431834	606933	1828.0	50	-40	19.60
12	GDH-12	CM	2008	431594	606921	1872.0	20	-65	202.50
13	GDH-13	CM	2008	431745	606919	1844.9	245	-60	104.50
14	GDH-14	CM	2008	431869	606900	1860.0	200	-45	148.45
15	GDH-15	CM	2008	431952	606877	1889.7	200	-50	148.65
16	GDH-16	CM	2008	431756	606890	1846.6	200	-45	26.44
17	GDH-17	CM	2008	432037	606810	1916.0	200	-50	153.40
18	MGDH-01	MG	2010	431889	606857	1866.0	182.9	-42.1	117.50
19	MGDH-01A	MG	2010	431890	606858	1866.0	201.8	-45.8	76.60
20	MGDH-02	MG	2010	431887	606856	1866.0	200.8	-67.9	300.50
21	MGDH-03	MG	2010	431804	606969	1863.8	238.6	-53.8	620.00
22	MGDH-04	MG	2011	431801	607047	1871.9	24.4	-56.2	505.60
23	MGDH-04A	MG	2011	431802	607048	1871.9	19.7	-46.5	400.00
24	MGDH-05	MG	2010	431999	606876	1896.0	195.3	-60.2	600.00
25	MGDH-06	MG	2011	432086	607294	1799.9	70.8	-42.5	400.00
26	MGDH-06A	MG	2011	432087	607295	1799.9	191.0	-41.3	500.20
27	MGDH-07	MG	2011	432225	607623	1848.0	199.2	-44.7	97.50
28	MGDH-07A	MG	2011	432226	607621	1848.0	199.7	-47.9	450.00

Table 9: Drill Collar Table for Historical Drilling at the Guayabales Project

Figure 6: Location map of the historical drill collar locations and drill hole traces in the Guayabales Project.

Colombian Mines drilled 17 diamond drill holes for a total of 2,078.8 m in 2008 numbered GDH-01 to GDH-17. It tested epithermal veins in the Encanto Zone in the Guayabales target along 450 m strike length. Intercepts included 21.85 m (9.18 m estimated true width) @ 2.43 g/t Au and 16.5 g/t Ag, including 3.15 m (1.32 m estimated true width) @ 11.0 g/t Au and 43.0 g/t Ag (GDH-07).

Mercer Gold drilled 11 diamond drill holes for 4,060.97 m in 2010-2011 numbered MGDH-01 to MGDH-7A, including four repeated holes with the suffix A when the original hole failed to reach the target depth. The targets were mostly epithermal veins in the Encanto Zone in the Guayabales target, and two holes tested porphyry-style mineralization in the Guayabales and Donut targets. Significant intersections in the Encanto Zone included 13.7 m (11.4 m true width) @ 2.36 g/t Au and 38.0 g/t Ag (MGDH-01), 4.0 m (2.6 m true width) @ 2.00 g/t Au and 33.5 g/t Ag (MGDH-02), 2.0 m (1.66 m true width) @ 3.30 g/t Au and <2.0 g/t Ag (MGDH-04), 2.00 m (1.66 m true width) @ 5.56 g/t Au and 49.0 g/t Ag (MGDH-04A), 12.0 m (10.0 m true width) @ 2.14 g/t Au and 12.8 g/t Ag (MGDH-05), 4.0 m (3.33 m true width) @ 2.08 g/t Au and 5.0 g/t Ag (MGDH-05) and 2.0 m (1.66 m true width) @ 2.41 g/t Au and 22.0 g/t Ag (MGDH-05).

Two of the Mercer Gold holes, MGDH-06A and MGDH-07A, intersected porphyry Au style mineralization in the Guayabales and Donut targets. Hole MGDH-06A was collared north of the Encanto Zone with azimuth 191°. The author examined the core and observed that the hole cut a feldspar-biotite diorite porphyry with large phenocrysts in the upper part of hole with intersections of Au mineralization >0.1 g/t of 96.5 m @ 0.169 g/t Au (7.5-104.0 m) and 138.0 m @ 0.113 g/t Au (128.0-266.0 m). The porphyry is interpreted to be inter-mineral in relative age. The lower part of the hole cut a late mineral quartz diorite porphyry with crowded phenocrysts with low grade Au mineralization <0.1 g/t. The inter-mineral diorite porphyry has biotite-magnetite alteration with quartz B veinlets with pyrite, molybdenite and a few magnetite veinlets. It is cross-cut by pyrite veinlets and quartz-pyrite-molybdenite veinlets with a sericite halo, with pervasive sericite in places.

The author of the Guayabales Technical Report also examined the core of hole MGDH-07A drilled across the Donut target with azimuth 199.7°. It cut inter-mineral diorite porphyries, magmatic breccia, basalt county rock and late-mineral basalt dykes. Mineralization >0.1 g/t Au occurs in saprolite, basalt country-rock and inter-mineral diorite porphyries in the upper part of the hole with intersections of 110.0 m @ 0.164 g/t Au (12.0-122.0 m) and 106.0 m @ 0.153 g/t Au (188.0-294.0 m). A table of significant drill intersections is given in Table 10 below.

Hole No.	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
GDH-01	185.95	197.38	11.43	10.40	1.04	15.2
Includes	194.60	195.80	1.20	1.10	5.12	43.8
GDH-02	21.40	27.00	5.60	4.31	1.08	13.0
GDH-04	3.30	9.25	5.95	4.22	1.07	33.1
and	87.85	93.50	5.65	4.01	2.55	38.3
Includes	90.75	93.50	2.75	1.95	4.92	72.3
GDH-07	50.25	72.10	21.85	9.18	2.43	16.5
Includes	50.25	53.40	3.15	1.32	11.00	43.0
GDH-08	87.00	117.85	30.85	5.24	1.16	17.0
Includes	95.50	99.25	3.75	0.64	4.81	32.7
GDH-13	91.80	103.60	11.80	2.01	3.11	15.3
Includes	97.90	101.00	3.10	0.53	10.48	26.2
GDH-14	78.90	122.95	44.05	18.50	1.24	17.6
Includes	96.45	97.50	1.05	0.44	18.45	16.6
Includes	108.95	110.55	1.60	0.67	3.09	11.0
Includes	117.95	122.95	5.00	2.10	2.44	67.6
GDH-15	110.10	139.45	29.35	9.98	0.87	7.8
MGDH-01	20.80	42.50	21.70	18.00	1.70	28.4
Includes	28.80	42.50	13.70	11.40	2.36	38.0
MGDH-01A	24.00	44.00	20.00	16.70	1.71	12.6
MGDH-02	70.00	74.00	4.00	2.60	2.00	33.5
and	108.00	112.00	4.00	2.60	0.74	7.0
MGDH-03	204.00	209.00	5.00	4.16	0.90	1.3
and	308.00	312.00	4.00	3.30	1.00	27.5
and	498.00	506.00	8.00	6.63	1.90	2.2
MGDH-04	80.00	82.00	2.00	1.66	3.30	<2
and	184.00	186.00	2.00	1.66	1.33	18.0
MGDH-04A	120.00	122.00	2.00	1.66	5.56	49.0
and	180.00	182.00	2.00	1.66	1.74	6.0
MGDH-05	20.50	26.50	6.00	5.00	0.80	57.0
and	67.00	70.00	3.00	2.50	1.29	56.0
and	544.00	556.00	12.00	10.00	2.14	12.8
and	582.00	586.00	4.00	3.33	2.08	5.0
MGDH-06	226.00	228.00	2.00	1.66	2.41	0.6
MGDH-06A	7.50	104.00	96.50	n/a	0.17	1.1
and	128.00	266.00	138.00	n/a	0.11	3.5
MGDH-07	21.00	24.00	3.00	2.50	1.02	9.4
MGDH-07A	12.00	122.00	110.00	n/a	0.16	4.1
and	188.00	294.00	106.00	n/a	0.15	1.4

Table 10: Significant Drill Intersections at Guayabales Historical Drill Holes1

The drill intersections do not represent the true width of the mineralized zones. The true width cannot be estimated for porphyry intersections which require multiple holes to determine the geometry, width and thickness of the mineralized zones.

The protocols for the drilling, logging, sampling and QA-QC of the legacy drilling are not known but appear to have been carried out to current industry standards. The author of the Guayabales Technical Report considers that there are no drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

[1]	GDH intervals from Turner (2010) based on veins. MGDH intervals from Leroux (2012) based on veins. MGDH-06A, 07A porphyry intersections calculated by the author of the Guayabales Technical Report at a cut-off of 0.1 g/t Au.

Collective Mining Drilling

The Corporation carried out a Phase 1 program of diamond drilling at the Guayabales Project between September 2021 and the effective date of the Guayabales Technical Report. The contractor was Kluane Colombia SAS using one KD-1000 and two KD-1700 drill rigs manufactured by Kluane Drilling Ltd, Canada. These are modular, portable drill rigs with hydraulic drive using the wireline core drilling method. The core diameters are thin-wall HTW (70.92 mm core diameter) and NTW (56.0 mm core diameter), while BTW (42.0 mm core diameter) was used in only one hole (See Table 11 below). The KD-1000 rig is rated to 1,000 m depth with NTW rods and 1,200 m depth with BTW rods, and the KD-1700 rig is rated to 1,200 m and 1,700 m depth respectively. The program consisted of 71 holes totalling 27,618 m (See Table 12 below). The average hole length is 388.6 m, the minimum length is 134.40 m, and the maximum length is 956.35 m, with 14 holes greater than 500 m long. Most of the drilling was at the Apollo (54%) and Donut (26%) targets, with the rest of the drilling on the Olympus, Trap, Box and Victory West targets (See Table 13 below). The drill hole distribution by target is listed in Table 13, the drill collars are listed in Table 12 and the collar locations are shown in a plan in Figure 7 below.

Year	Company	Contractor	Rig Type	Core Size	Diameter (mm)	Holes	Total Meters
2021-22	Collective Mining Ltd.	Kluane Colombia SAS	KD-1000 KD-1700	HTW, NTW, BTW	70.92, 56.0, 42.0	71	27,618.15

Table 11: Summary of the Collective Mining Phase 1 diamond drill program.

Hole No.	Target	Azimuth	Inclination	Depth (m)
APC_001	Apollo	170.00	-50.00	438.70
APC_002	Apollo	235.00	-42.00	393.10
APC_003	Apollo	28.00	-45.00	506.15
APC_004	Apollo	185.00	-50.00	327.80
APC_005	Apollo	235.00	-65.00	524.10
APC_006	Apollo	28.00	-60.00	759.00
APC_007	Apollo	225.00	-70.00	360.15
APC_008	Apollo	220.00	-78.00	523.00
APC_009	Apollo	168.00	-80.00	330.75
APC_010	Apollo	126.00	-50.00	439.05
APC_011	Apollo	195.00	-65.00	243.75
APC_012	Apollo	95.00	-67.00	474.35
APC_013	Apollo	85.00	-83.00	374.15
APC_014	Apollo	355.00	-57.00	407.50
APC_015	Apollo	310.00	-37.00	387.30
APC_016	Apollo	215.00	-40.00	303.35
APC_017	Apollo	356.00	-70.00	912.80
APC_018	Apollo	166.00	-66.00	499.05
APC_019	Apollo	144.00	-83.00	582.30
APC_020	Apollo	185.00	-60.00	445.40
APC_021	Apollo	356.00	-80.00	347.80
APC_022	Apollo	13.00	-60.00	734.80
APC_023	Apollo	170.00	-68.00	454.90
APC_024	Apollo	185.00	-80.00	349.95
APC_025	Apollo	326.00	-57.00	215.80
APC_026	Apollo	56.00	-76.50	813.70
APC_027	Apollo	84.00	-65.00	424.50
APC_028	Apollo	263.00	-73.00	956.35
APC_029	Apollo	6.00	-65.00	644.80

Hole No.	Target	Azimuth	Inclination	Depth (m)
APC_030	Apollo	174.00	-83.00	589.00
APC001_D01	Apollo	169.00	-52.30	213.15
BOC_001	The Box	2.00	55.00	471.90
BOC_002	The Box	230.00	45.00	200.40
BOC_003	The Box	75.00	36.00	399.05
DOC_001	Donut	320.00	50.00	263.15
DOC_002	Donut	0.00	-60.00	264.75
DOC_003	Donut	0.00	-75.00	380.95
DOC_004	Donut	250.00	-85.00	312.30
DOC_005	Donut	110.00	-80.00	327.25
DOC_006	Donut	15.00	-85.00	243.00
DOC_007	Donut	40.00	85.00	155.15
DOC_008	Donut	355.00	70.00	150.95
DOC_009	Donut	237.00	52.00	185.30
DOC_010	Donut	335.00	82.00	251.75
OLCC_001	Olympus	265.00	-80.00	366.85
OLCC_002	Olympus	250.00	-60.00	424.20
OLCC_003	Olympus	310.00	-60.00	632.75
OLCC_004	Olympus	280.00	-55.00	688.10
OLCC_005	Olympus	330.00	-70.00	415.85
OLCC_006	Olympus	250.00	-50.00	276.35
OLCC_007	Olympus	250.00	-78.00	326.05
OLCC_008	Olympus	195.00	-52.00	333.70
OLCC_009	Olympus	355.00	-65.00	411.85
OLCC_010	Olympus	347.00	-45.00	134.40
OLCC_011	Olympus	294.00	-82.00	168.30
OLCC_012	Olympus	294.00	-55.00	401.30
OLCC_013	Olympus	130.00	-80.00	189.25
OLCU_001	Olympus	130.00	-65.00	349.05
OLCS_002D	Olympus	22.00	-50.00	175.80
OLCS_002D01	Olympus	18.00	-50.00	234.40
OLCS_003	Olympus	225.00	-50.00	162.10
OLCS_004	Olympus	72.00	-53.00	141.70
OLCS_005	Olympus	95.00	-65.00	402.65
OLCU_001	Olympus	215.00	-30.00	243.00
OLCU_002	Olympus	51.00	-40.00	331.80
OLCU_003	Olympus	25.00	-35.00	290.20
TRC_001	Trap	55.00	-10.00	380.25
VICE_001	Trap	25.00	-50.00	364.25
VICE_002	Trap	75.00	-52.00	315.00
VICW_001	Victory West	185.00	-55.00	519.90
VICW_002	Victory West	219.00	-55.00	416.30
			TOTAL	27,618.15

Table 12: Collar table of Collective Mining drill holes.

Target	Platforms	Drill holes	Total length (m)	Meters (%)
Apollo	5	31	14,976.50	54
Olympus	4	22	7,099.65	26
Donut	1	10	2,534.55	9
Trap	2	3	1,059.90	4
Box	1	3	1,011.35	4
Victory West	1	2	936.20	3
Total	14	71	27,618.15

Table 13: Collective Mining drill holes by target.

Figure 7: Location map of Collective Mining drill holes.

Results

The Phase 1 drill program at the Guayabales Project resulted in the discovery of significant mineral system at the Apollo target along with three additional earlier stage drilling discoveries at the Olympus, Donut and Trap targets.

Apollo Target

Phase 1 drill program resulted in a significant grassroots discovery of a new bulk tonnage and high-grade, gold-silver-copper porphyry-breccia-vein system named the Apollo Porphyry System. The discovery hole was announced on 22 June 2022. A total of 31 holes were drilled from 5 pads for 14,976.5 m at the Apollo Target in Phase 1. The current dimensions of the Apollo Porphyry System, based on current, limited drilling are 385 m along strike by 350 m across by 915 m vertical, and it is open in all directions. The breccia lies within stockwork mineralization. The high grades in the breccia are due to multiple phases of mineralization which include early gold-silver-copper breccia matrix mineralization derived from a porphyry source and younger, overprinting, sheeted carbonate base metal vein systems. Highlight assay results for drill holes into the Apollo Porphyry System include:

•	APC-001: 87.80 m @ 0.88 g/t Au, 61 g/t Ag, 0.39% Cu.
•	APC-002: 207.15 m @ 1.46 g/t Au, 45 g/t Ag, 0.31% Cu.
•	APC-008: 265.75 m @ 1.26 g/t Au, 55 g/t Ag, 0.22% Cu.
•	APC-012: 237.7 m @ 1.15 g/t, 72 g/t Ag, 0.38% Cu.
•	APC-014: 47.45 m @ 0.81 g/t Au, 13 g/t Ag, 0.20% Cu.
•	APC-018: 168.60 m @ 0.98 g/t Au, 69 g/t Ag, 0.50% Cu.
•	APC-019: 298.6 m @ 0.48 g/t Au, 34 g/t Ag, 0.31% Cu.
•	APC-020: 102.20 m @ 2.72 g/t Ag, 28 g/t Ag, 0.08% Cu.
•	APC-022: 426.00 m @ 1.05 g/t Au, 23 g/t Ag, 0.08% Cu.
•	APC-025: 106.85 m @ 0.81 g/t Au, 30 g/t Ag, 0.62% Cu.
•	APC-026: 397.10 m @ 0.62 g/t Au, 13 g/t Ag, 0.05% Cu.
•	APC-028: 601.65 m @ 0.89 g/t Au, 24 g/t Ag, 0.10% Cu.
•	APC-029: 301.00 m @ 0.63 g/t Au, 14 g/t Ag, 0.05% Cu.
•	APC-030: 318.65 m @ 0.61 g/t Au; 19 g/t Ag, 0.12% Cu.

Olympus Target

The first significant drill results in the Olympus target were announced on 25 March 2022. The Olympus discovery is characterized by broad drilling intersections of medium grade gold and silver with low base metals. The Olympus discovery covers an area measuring 1.0 km by 0.9 km and remains open in most directions. A total of 22 holes were drilled from 4 pads for 7,100 m at the Olympus Target in Phase 1, with the following highlights:

•	OLCC-001: 116.30 m @ 0.85 g/t Au, 9 g/t Ag, 0.02% Cu.
•	OLCC-003: 301.90 m @ 0.89 g/t Au, 11 g/t Ag, 0.03% Cu.
•	OLCC-004: 216.70 m @ 0.79 g/t Au, 13 g/t Ag, 0.04 % Cu.
•	OLCC-004: 110.10 m @ 0.69 g/t Au, 7 g/t Ag, 0.02% Cu.
•	OLCC-005: 58.60 m @ 0.61 g/t Au, 23 g/t Ag, 0.03% Cu.
•	OLCS-003: 41.80 m @ 0.68 g/t Au, 34 g/t Ag, 0.04% Cu.
•	OLCU-002: 55.25 m @ 1.75 g/t Au, 11 g/t Ag, 0.02% Cu.
•	OLCU-002: 47.15 m @ 0.61 g/t Au, 18 g/t Ag, 0.03% Cu.

Donut Target

A total of 10 holes were drilled from one pad for 2,534 m at the Donut Target in Phase 1. These resulted in the discovery of significant intersections of gold and silver in a breccia pipe. The surface dimensions of the breccia are small. The highlights include:

•	DOC-002: 104.00 m @ 1.20 g/t Au, 12 g/t Ag.
•	DOC-003: 163.00 m @ 1.20 g/t Au, 11 g/t Ag.
•	DOC-010: 76.20 m @ 0.44 g/t Au, 22 g/t Ag.

Box Target

A total of 3 holes were drilled from 1 pad for 1,011 m at The Box Target in Phase 1. There were no significant intersections.

Trap Target

The fourth discovery at the Trap target was announced on 27 September 2022. Trap is a north to northwest trending, structurally controlled corridor with evidence of porphyry B veins overprinted by late-stage carbonate base metals veins. A total of 3 holes were drilled from 2 pads for 1,060 m at the Trap Target in Phase 1 with the following highlights:

•	TRC-001: 102.20 m @ 1.04 g/t Au, 12 g/t Ag, 0.09% Cu.
•	VICE-001: 14.70 m @ 1.14 g/t Au, 26 g/t Ag, 0.01% Cu.
•	VICE-002: 18.90 m @ 1.06 g/t Au, 35 g/t Ag, 0.18% Cu.

Victory West Target

Two holes were drilled in the Victory West Target (VICW_001 and 002) with no significant results. No holes were drilled in the main Victory Target (previously known as Victory East) in the Phase 1 program.

Sample Length/True Thickness

The drill intersections do not represent the true width of the mineralized zones in porphyry and breccia intersections which require multiple holes to determine the geometry, width and thickness of the mineralised zones.

Conclusion

The protocols for the drilling, logging, sampling and QA-QC are carried out to or exceeds current industry standards. The author of the Guayabales Technical Report considered that there are no drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

Historical Data

The historical samples were prepared and analyzed by standard methods at certified laboratories using the methods summarized in Table 14 below.

Company	Laboratory	Method	Code	Procedure
Colombia Gold	not known	Preparation		Not known
		Au		Fire assay 30 g, AAS
		Au overlimit		Fire assay 30 g, gravimetry
		Multielements		ICP-AES
Colombian Mines	Inspectorate, Medellin and Reno (ISO/TEC 17025)	Preparation		Crush to -10 mesh, split 500 g, pulverise to -150 mesh.
		Au	FA/AA	Fire assay 30 g, AAS
		Au overlimit	FA/GRAV	Fire assay 30 g, gravimetry
		Multielements	ICP	ICP-AES
Colombian Mines (from June 2007)	SGS, Medellin and Callao (ISO 9001)	Preparation		Not known
		Au	FAA313	Fire assay 30 g, AAS
		Au overlimit		Fire assay 30 g, gravimetry
		Multielements	ICP12B	34 elements by aqua regia digestion, ICP-AES
Mercer Gold (soils, rocks)	SGS, Medellin and Callao (ISO 9001)	Preparation soils	SCR30	Dry, screen to -10 mesh and -80 mesh, pulverise to P95 -140 mesh.
		Preparation rocks	PRP94	Dry, crush to -1/4 inch and -10 mesh, split 250 g, pulverise to P95 -140 mesh.
		Au	FAA313	Fire assay 30 g, AAS
		Au	FAI303	Fire assay 30 g, ICP
		Multielements	ICP40B	32 elements by 4 acid digestion, ICP-AES
		Multielements	ICP12B	34 elements by aqua regia digestion, ICP-AES
Mercer Gold (core)	Acme, Medellin and Vancouver (ISO 9001)	Preparation	R200	Crush 1 kg to p80 -10 mesh, split 250 g, pulverise to p85 -200 mesh.
		Au	G6	Fire assay 30 g, AAS
		Ag	7AR1	Aqua regia digest, ICP-AES
		Multielements	1D02	34 elements by aqua regia digestion, ICP-AES

Table 14: Summary of the Sample Preparation and Analyses Methods of the Historical Samples

Colombian Gold and Mercer Gold had standard industry protocols for sample security with sampling supervised by a geologist, and secure sample storage and transport to the laboratory.

Colombian Mines and Mercer Gold inserted certified standard reference materials (CSRM), coarse blanks and field duplicates in the sample batches of soil, rock and core samples, as summarized in Table 15 below. The CSRM were monitored for Au and Ag by scatter plots with performance gates of the recommended value of the data ± 2SD and ±3SD, and show acceptable results. The blanks were monitored for Au and Ag by scatter plots, and generally showed acceptable results, although the Acme gold samples show some carry-over between samples. Field duplicates were monitored for Au on scatter plots and show low variability at low grades and scatter at higher grades as a result of geological heterogeneity. No check samples at a second laboratory was carried out.

Company	Type	Material	Position	No.	Acceptance
Colombian Mines	CSRM	OREAS 15Pa, 62Pb, 50Pb, 61Pb	Not known	27	Average ± 2SD, 3SD
	Coarse Blank	Not known	Not known	53	Scatter plot
	Field Duplicate	Protocol not known	Not known	40	Scatter plot
	Check samples	None	none	0	n/a
Mercer Gold	CSRM	OREAS 65a, 66a, 60a	Not known	30	Average ± 2SD, 3SD
	Coarse Blank	Not known	Not known	28	Scatter plot
	Field Duplicate	Protocol not known	Not known	37	Scatter plot
	Check samples	None	none	0	n/a

Table 15: QA-QC Samples Used in the Historical Sampling Programs

Collective Sampling and Analysis

From 2020-2021, the Corporation’s samples were prepared and analysed by Actlabs Colombia S.A.S. at a laboratory in Rionegro, Medellin, certified to ISO 9001-2008, and Activation Laboratories Ltd., Ancaster, Ontario, certified to ISO/IEC 17025. Since 2021, the Corporation has used SGS Colombia S.A.S., Medellin for sample preparation and SGS Peru S.A.S., El Callao for analysis, both certified to ISO 9001. Both Actlabs and SGS are independent of the Corporation. The methods are listed in Table 16 below.

Laboratory	Method	Code	Procedure
Actlabs, Medellin and Activation Laboratories Ltd., Ancaster, Ontario	Preparation rocks	RX1	Dry, crush to P80 -2 mm, riffle split 250 g, and pulverise to P95 -105 μm.
	Preparation soils	S1	Dry, sieve to -177 microns.
	Au	1A2-30	Fire assay 30 g, AAS
	Au overlimit	AQ1	Aqua regia digestion, AAS
	Multielements rocks	UT-4M	42 elements by multiacid digestion, ICP-MS
	Multielements Soils	UT-1M	34 elements by aqua regia digestion, ICP-MS
SGS Colombia SAS, Medellin and SGS Peru, El Callao	Preparation rocks	PRP93	Dry, crush to P90 -2 mm, riffle split 250 g, and pulverise to P95 -106 μm
	Preparation Soils	SCR31	Dry, sieve to -177 μm, riffle split 250 g, and pulverise to P95 -105 μm.
	Au	FAA313	Fire assay 30 g, AAS
	Au overlimit	FAG303	Fire assay 30 g, gravimetry
	Ag	AAS12C	Aqua regia digestion, AAS
	Ag overlimit	AA11B	Aqua regia digestion, AAS
	Multielements rocks	ICM40B	43 elements by multiacid digestion, ICP-OES/ICP-MS
	Multielements soils	ICM14B	36 elements by aqua regia digestion, ICP-OES

Table 16: Summary of the Sample Preparation and Analyses Methods of the Collective Mining Samples

The Corporation has written protocols for sampling and QA-QC with the insertion of certified standard reference materials (CSRM), coarse blanks, fine blanks, field duplicates, coarse duplicates and fine duplicates. A total of 24% QA-QC samples are inserted which exceeds normal industry standards. The QA-QC is monitored in real time on receipt of the results of each batch of samples. The protocol for failed CSRM or blanks is to investigate the sample when in company custody then in laboratory custody and, if necessary, reanalyse the interval. Check analyses of coarse rejects and pulps at an umpire laboratory have not been carried out and it is recommended that this be started as soon as possible and be carried out on a regular basis.

The CSRM are monitored for gold, silver and copper by scatter plots with performance gates with rejection if a sample is greater or lesser than the recommended value ± 3SD, and a warning if two or more samples are between the recommended value ±2 to ±3SD. Gold has good precision but high variability in OREAS-503d (recommended value 666 ppb Au) and OREAS-606 (recommended value 340 ppb Au), and much less scatter in OREAS-601c (recommended value 996 ppb Au). An additional CSRM with low gold of about 100 ppb is recommended to monitor lower grades.

The Corporation’s sample preparation, analysis and chain of custody and QA-QC meet with or even exceed current standard industry practise. The author of the Guayabales Technical Report considers that the data are adequate for the purposes of the Guayabales Technical Report. The sample preparation and analysis of the historical samples were carried out by independent, certified laboratories using standard methods and, although not all of the data is available now, it is the author’s opinion that sample preparation, analysis and security meet with current standard industry practise. The companies had protocols for sample and analytical QA-QC that follow standard industry practise, with protocols for monitoring QA-QC in real time and for checking any sample batches that fail. In practise, the historical geochemical data are only used as an exploration guide by the Corporation and repeat soil and rock sampling is carried out in areas of interest.

Data Verification

The author of the Guayabales Technical Report made a personal inspection of the Guayabales Project and the Corporation’s field office and core logging facility in Supia on 12 to 15 January 2023. Core was examined from four drill holes to observe the geology and mineralization, verify the logging, and compare with the assay sheets. The core was from holes APC-001 (0-418.05 m, EOH), APC-002 (178.00-365.20 m EOH), DOC-002 (0-264.75 m EOH), and OLCC-003 (148.10-335.55 m). A field visit was made to the drilling at the Apollo target and two drill platforms were visited, Pad 2 and Pad 6 where drilling of hole APC-031 was in progress. The protocols, work flow and chain of custody of the core from the drill to sample despatch were seen, and the storage of core, rejects and pulps. The protocols, execution and results for QA-QC were revised. Presentations were given in person and by videoconference about the property, geology, mineralization, exploration, drilling, sample preparation and analysis, QA-QC and other topics by the Corporation’s Chief Executive Officer, Vice President of Exploration, Senior Technical Advisors, project geologists and QA-QC Manager. The author of the Guayabales Technical Report was given access to all people, places and data that were requested.

The author of the Guayabales Technical Report also made a previous inspection of the Guayabales Project on 24 to 25 October 2020. The core of historic drill holes MGDH-06A (500.0 m long) and MGDH-07A (450.00 m long) was examined at the Corporation’s field office in Supia. Discussions on the geology and mineralization were held with Collective Mining’s Technical Advisors and geologists. Two localities were visited in the field. The first, on the southern side of La Llorona (north side of the Donut target), was a small valley on the upper part of a ridge with several small artisanal gold mines and mills/processing plants (entables) equipped with jaw crushers, small ball mills (cocos) and Wilfley tables to recover coarse gold by gravimetry. The tailings (arenas) are taken elsewhere for recovery of fine gold by cyanide leaching in tanks. An examination of rock types in the ore bins showed several types of dioritic porphyry with biotite and sericite alteration, and quartz-sulphide veinlets, similar to the porphyry seen in drill core; and hornfelsed schist with biotite and sericite alteration. These observations were significant at the time for two reasons, firstly in showing that porphyry- style mineralization outcrops in this area, and secondly, the artisanal miners were recovering free gold from porphyry-style mineralization. The second locality visited was a viewpoint over the Encanto zone in the Guayabales valley where the author was able to observe the NW valley trend extending from the Marmato gold deposit at lower elevation to the SE and through the Guayabales valley, the NW-trending structural control on mineralization, several re-vegetated drill pads, and several artisanal mines in the upper part of the valley.

Drill core was reviewed in 2023 from Collective Mining drill holes APC-001 (0-418.05 m, EOH), APC-002 (178.00-365.20 m EOH), DOC-002 (0-264.75 m EOH), and OLCC-003 (148.10-335.55 m), and in 2020 from historical drill holes MGDH-06A (500.0 m long) and MGDH-07A (450.00 m long). The sample database of historical and the Corporation’s data was supplied to the author in Access and Excel files. The author checked a percentage of the assay certificates and Excel reports against the databases and found no errors in the transcription of the analyses. The historical drill database was reconstructed by the Corporation based on assay certificates and core photos. The author of the Guayabales Technical Report reviewed this in 2020 by running checks for unusual sample intervals and for gaps in sample continuity, and found no errors.

Mineral Processing and Metallurgical Testing

The Corporation has carried out preliminary metallurgical testing by three bottle-roll cyanide leaching tests on ground core samples from the sulphide zone of the Apollo target at the Guayabales Project at the laboratory of SGS del Peru SAS (2021). The head grades were 1.17 to 8.01 g/t Au and 16.05-56.08 g/t Ag. Recovery after 72 hours was between 90.70% and 97.57% for gold, and from 46.27% and 52.34% for silver (Table 17 below). The recovery of Au and Ag did not vary significantly in the sample with high As, probably as arsenopyrite, indicating that Au is not encapsulated in arsenopyrite. The recovery of Au and Ag did not vary significantly in the sample with high Cu or the sample with high Zn and Pb. The consumption of sodium cyanide was from 2.68 kg/t to 5.87 kg/t, and of lime was from 0.48 kg/t to 1.24 kg/t.

The initial test work confirms that gold in the sulphide zone is not refractory. Mineralogical studies are required to determine the mineral(s) that carry the high silver grades. The ~50% cyanide recovery indicates that about half the silver is leachable, and that the rest of the silver may be present as a substitution in other minerals such as chalcopyrite, in which case silver would report to a copper flotation concentrate. Further test-work is required to study this.

Sample No.	Description	Au (g/t)	Ag (g/t)	Cu (%)	As (ppm)	Au Rec. % 24hr	Au Rec. % 48hr	Au Rec. % 72hr	Ag Rec. % 24hr	Ag Rec. % 48hr	Ag Rec. % 72hr
APBRT 01	BAM	1.17	53.83	1.04	62	82.34	87.12	90.70	42.83	43.76	49.19
APBRT 03	CBM As bearing	4.92	16.05	0.06	2213	82.70	86.42	92.51	49.58	48.74	52.34
APBRT 04	CBM Zn and Pb	8.01	56.08	0.10	216	93.44	93.08	97.57	36.59	41.73	46.27

Table 17: Summary of the results of bottle-roll cyanide leaching tests on samples from the Apollo target.

p80 = 75 microns, pH = 10.5-11, CN =1,000 ppm. BAM: Angular Mineralized Breccia. CBM: carbonate-base metals veins.

The metallurgical test work is preliminary and is too early stage to make predictions about metal recoveries. Going forward, the Corporation plans to carry out mineralogical studies to characterise the various metal zones and build a geo-metallurgical model. This will define different geo-metallurgical zones that will require extensive flotation and leach test work.

Mineral Resource and Mineral Reserve Estimates

There are no mineral resource estimates for the Guayabales Project. There has been insufficient exploration to define a mineral resource.

Exploration, Development and Production

In the opinion of the author of the Guayabales Technical Report, the Guayabales Project, the Guayabales Project is a discovery-stage project for porphyry and breccia-hosted gold-silver-copper-molybdenum with auriferous, polymetallic veins. The exploration programs carried out by the Corporation Mining are well planned and executed and supply sufficient information to plan further exploration. Sampling, sample preparation, assaying and analyses were carried out in accordance with best current industry standard practices and are suitable to plan further exploration. Sampling, assaying and analyses include quality assurance and quality control procedures. There are no known significant risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information.

In the opinion of the author of the Guayabales Technical Report, the Guayabales Project warrants a follow-up drilling program to define the extent and grade of the Apollo discovery and its potential extensions as the geometry is not well defined at depth or on the margins, and to eventually make a Mineral Resource estimate and a Preliminary Economic Assessment (PEA), and also to carry out exploration drilling at the other targets. A work program of two phases of eighteen months each is recommended, as summarised in Table 18, and the decision to proceed to the Phase 2 program is dependant on continued positive results from Phase 1. See “Cautionary Statement Regarding Forward-Looking Information”.

Item	Metres	Cost per metre (US$)	Total (US$)
Phase 1 drilling
Drilling Apollo, extensions and surrounding targets	30,000	250	7,500,000
Other Targets	10,000	250	2,500,000
Site G&A	40,000	50	2,000,000
Target generative work			1,000,000
Metallurgical test work			300,000
Geotechnical and hydrogeological studies			200,000
Land acquisition			750,000
Option agreements payments			650,000
ESG			725,000
G&A			1,800,000
Sub-total			17,425,000

Phase 2 drilling
Drilling Apollo	40,000	250	10,000,000
Other Targets	20,000	250	5,000,000
Geotechnical, hydrogeological, metallurgical	10,000	250	2,500,000
Site G&A	70,000	50	3,500,000
Resource Estimate			200,000
PEA			500,000
Land acquisition			1,000,000
Option agreement payments			916,000
ESG			600,000
G&A			2,300,000
Sub-total			26,516,000
Total			43,941,000

Table 18: Estimated budget for the recommended two-stage exploration programme for the Guayabales Project

Phase 1 of the recommended exploration program comprises 30,000 m of diamond drilling at Apollo including potential extensions and surrounding breccia bodies, 10,000 m of diamond drilling at other targets, of which first pass drilling is required at the ME, Donut, Donut SE and other targets. The program includes on-going target generation work, and metallurgical test work, geotechnical and hydrogeological studies at Apollo. The budget includes land acquisition, option payments, environmental, social, governance (ESG) and general and administration (G&A) costs.

The estimated cost of the Phase 1 programme is US$ 17,425,000. The Phase 1 drill program was started on 1 January 2023 after the effective date of the Guayabales Technical Report.

Phase 2 of the recommended exploration program is planned for 2024-2025 and comprises an additional 40,000 m of diamond drilling at Apollo, as well as 10,000 m of geotechnical hydrogeological and metallurgical drilling, and to make a Mineral Resource estimate and a Preliminary Economic Assessment (PEA) for Apollo. The program includes 20,000 m of diamond drilling at other targets, land acquisition, option payments, ESG and G&A costs. The estimated cost of the Phase 2 program is US$ 26,516,000. The total budget for Phases 1 and 2 is US$43,941,000.

Exploration Update

Since the publication of the Guayabales Technical Report, the Corporation completed a total of 35,938 metres of diamond drilling within eighty holes covering Apollo and three other exploration targets named ME, Plutus and Trap, as further summarized and described below.

Target	Platforms	Drill holes	Total length (m)	Metres (%)
Apollo	9	64	28,466	79%
ME	2	6	2,350	7%
Plutus	2	6	3,084	9%
Trap	2	4	2,038	6%
Total		80	35,938

Apollo

The principal focus of the Corporation’s drilling was at the Apollo system and involved sixty-four holes for a total of 28,466 metres. This work expanded the footprint of the brecciated porphyry mineralization to maximum dimensions of 560 metres along strike with a width of 395 metres down to a vertical depth of 1,070 metres below surface. Notable expansions occurred in westerly and northerly directions and Apollo remains open for further expansion in these areas at depth. The brecciated porphyry body is enveloped by a halo of low-grade mineralization in all directions which will require further drilling in the future. Principal highlights of the Apollo drill program include the footprint expansion, improvement of the drill spacing within the top 400 metres of the system to 100 metres, outlining high grade gold-silver and copper mineralization in oxidized material, the identification of multiple zones of high grade, sheeted carbonate and base metal veins and veinlets overprinting the mineralized breccia which are present throughout the brecciated porphyry and the discovery of a shallow area of high-grade tungsten mineralization.

Diamond drilling at Apollo during 2023 focused primarily on outlining the high-grade areas with northerly directed holes from various drill pads intersecting continuous mineralization from or close to surface to vertical depths of up to five hundred metres. The following holes are highlighted and reflect the high-grade mineralization and large grade accumulations:

APC72: 519.1m @ 2.74 g/t AuEq from surface for 1,424-gram x metre

APC55: 792.25m @ 1.71g/t AuEq from surface for 1,356-gram x metre

APC64: 451.4m @ 2.67/t AuEq from 33.4m for 1,206-gram x metre

APC35: 359.15m @ 3.32/t AuEq from 7m for 1,192-gram x metre

APC-60: 557.85 m @ 2.1/t AuEq from 41.6m for 1,171-gram x metre

See press releases dated October 30, 2023, June 27, 2023, September 7, 2023, March 15, 2023 and August 15, 2023 for AuEq calculations.

Directional diamond drilling to the west and north at Apollo also resulted in significant expansions in these areas and the following intercepts are highlighted:

•	APC70-D5 expanded the brecciated porphyry body to the southwest at depth and returned an intercept of 527 metres @ 1.00 g/t gold equivalent commencing from a vertical depth of 505 metres. The intercept included 107 metres at 2.09 g/t gold equivalent (See press release dated January 9, 2024 for AuEq calculation).

•	APC88-D1 expanded the breccia body northwards and returned an intercept 497.35 metres @ 1.8 g/t gold equivalent from 85.3 metres downhole. This drill hole also discovered a new breccia zone at depth underneath the Olympus area returning an intercept of 202.35 metres @ 2.16 g/t gold equivalent from 756 metres downhole. This new discovery is referred to as Olympus Deeps. Follow up drilling is in progress (See press release dated January 30, 2024 for AuEq calculation).

Finally, shallow drilling at Apollo has outlined an area of high-grade tungsten mineralization. Tungsten trioxide (“WO3”) grades in the shallow portion of the Apollo system range between approximately 0.06% and 0.59% with the weighted average grade running 0.25%. The tungsten mineralization is hosted with scheelite and covers an area of two hundred metres by one hundred metres by 150 metres vertical using a 0.1% WO3 cut-off and is open to the northeast for expansion. The tungsten mineralized area coincides with high grades for gold, silver, and copper within a shallow portion of the Apollo deposit.

New Porphyry Targets Discovered at ME, Plutus and Trap Targets

The Corporation continues to generate and drill test new porphyry targets within the Guayabales project area. At the ME target, locating approximately 400 meters southeast of the Apollo system, a new brecciated porphyry body has been discovered. Six diamond drill holes were completed into this area in 2023 and outlined gold and silver mineralization hosted within a brecciated porphyry with strike dimensions of 100 meters to the northeast, a 50 meters width and vertical continuity down to a depth of 407 meters below surface. Drill intercept results include 111.25 meters @ 1.00 g/t gold equivalent from 130 meters downhole (APC-81) and 55.40 meters @ 1.20 g/t gold equivalent from 239.95 meters downhole (APC-83) (See press releases dated December 27, 2023 for AuEq calculations). The ME discovery is open to the north, south, west and at depth.

The Corporation’s exploration team has identified a porphyry target, referred to as Plutus, measuring approximately 1,000 metres by 720 metres and outlined by a magnetic high which is coincident with copper and molybdenum soil anomalies measuring greater than 300 ppm and 20 ppm, respectively. Plutus locates approximately five hundred metres east of Apollo. Reconnaissance drilling was undertaken in the northern edge of the target area into a brecciated porphyry body referred to as Plutus North with discovery hole PNC-2 yielding an intersection of 136.45 metres @ 1.31 g/t gold equivalent. Follow up drilling intersected 304.60 metres @ 0.76 g/t gold equivalent from surface in PNC-5 (See press releases dated October 11, 2023 for AuEq calculation).

Follow up drilling commenced in early December 2023 at the Trap target. Trap is located approximately 3.5 kilometers to the northeast of the Apollo porphyry system and is significantly larger than Apollo in dimensions measuring approximately 2 kilometers by 2 kilometers in area. In 2022 the Corporation announced an intercept of 102.20 meters of gold-silver-copper mineralization averaging @ 1.53 g/t gold equivalent from discovery hole TRC-1 (See press release dated September 27, 2023 for AuEq calculation). The mineralization styles and geochemical signatures encountered at Trap are very similar to those observed at the Apollo system, namely porphyry vein and alteration systems being overprinted by subsequent carbonate base metal (“CBM”) sheeted vein systems. The two-diamond hole follow up drilling program returned 646.0 meters @ 0.81 g/t gold equivalent from 19.5 meters vertical depth (including an upper portion of 301.5 meters @ 1.01 g/t gold equivalent) in TRC-2 (See press release dated January 18, 2024 for AuEq calculation). Hole TRC-3 intersected 159.75 meters @ 1.04 g/t gold equivalent from 86.80 meters downhole (44 meters vertical depth) (See press release dated January 18, 2024 for AuEq calculation). Reconnaissance drilling to date has outlined mineralization only over a small portion of the target area measuring 340 meters along strike (in a SE-NW direction) by 170 meters across by up to 687 meters vertically. The target remains open in all directions and further follow up drilling is in progress.

Outlook and Programs for 2024

The Corporation continues to focus on organic growth through exploration discoveries. To date, only 30% of our current licence portfolio has been covered by reconnaissance exploration which has outlined multiple discoveries of porphyry related mineralization. During 2024 exploration work will drill test new brecciated porphyry targets as well as continuing with follow up programs at Apollo and our other recent discoveries. At Apollo, further directional and step out drilling will be undertaken to expand and define this porphyry centre. Follow up drilling will also continue at Trap and in the newly discovered Olympus Deeps targets. Recent surface work highlights new porphyry targets locating to the west of Apollo and these areas will be the subject of reconnaissance drill programs.

Metallurgical Update

The Corporation undertook various mineralogical and metallurgical studies at SGS in Lima, Peru, on a series of representative samples from the Apollo Porphyry system. Bottle roll cyanidation tests on eight composite samples of both oxide and sulphide material at various gold grades averaged a 93.5% recovery rate (Collective Mining press release dated October 17, 2023) for gold (range 87.5% to 98.8%). The dissolution of gold was high irrespective of sulphur content and mineralogical work outlined the presence of fine gold which is not associated with sulphides. Preliminary mineralogical work on copper sulphide assemblages highlighted that this is predominantly chalcopyrite. Preliminary flotation work demonstrated robust recovery rates for copper, silver and gold under a wide range of conditions. In late 2023, multiple composites from Apollo were sent to ALS laboratories in Kamloops, British Colombia for detailed flotation test with results pending in early Q2, 2024.

The Corporation envisions a conventional split circuit for processing of sulphide material from Apollo with the copper rich stream (more than 0.15% copper) being treated through a flotation circuit and the copper poor stream (less than 0.15% copper) being treated through a cyanidation circuit. In the case of oxide material processing will be with a cyanidation circuit as the oxidation process has resulted in leaching of copper.

See “Cautionary Statement Regarding Forward-Looking Information”.

DIVIDENDS AND DISTRIBUTIONS

Collective has never paid any dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, Collective does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. Collective is not bound or limited in any way to pay dividends in the event that the Board determines that payment of a dividend is in the best interest of the shareholders of Collective.

DESCRIPTION OF CAPITAL STRUCTURE

Collective is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, 66,111,456 Common Shares were issued and outstanding. The Common Shares do not carry any pre-emptive, subscription, redemption, retraction, conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of Collective and to attend and vote thereat. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as the Board may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Collective, such holders are entitled to receive on a pro rata basis all of the assets of the Corporation remaining after payment of all of Collective’s liabilities. The Common Shares carry no pre-emptive, conversion, redemption or retraction rights. The Common Shares carry no other special rights and restrictions other than as described herein.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol "CNL". The Common Shares commenced trading on the TSXV effective May 28, 2021 and were subsequently delisted from the TSXV following the graduation of the Corporation to the TSX effective September 6, 2023. The following table indicates the high and low values and volume with respect to trading activity for the Common Shares on the TSXV and TSX on a monthly basis for Collective’s financial year ended December 31, 2023 (Source: TMX Datalinx).

Month	High ($)	Low ($)	Volume
2023
January	$3.25	$2.55	2,762,977
February	$4.41	$2.70	2,984,522
March	$4.85	$3.91	8,239,091
April	$6.32	$4.02	7,099,745
May	$7.05	$6.85	2.265,638
June	$6.20	$5.60	791,741
July	$6.28	$5.80	1,913,317
August	$6.53	$5.51	2,249,628
September	$6.45	$4.21	2,189,616
October	$5.35	$4.26	699,989
November	$5.10	$3.75	4.153,448
December	$4.35	$3.90	390,680

The price of the Common Shares as quoted by the TSX at the close of business on March 26, 2024, being the last full trading day of the Common Shares immediately preceding the date of this AIF, was $3.89.

Prior Sales

Collective issued the following securities in the financial year ended December 31, 2023 that are not listed or quoted on a marketplace:

Month of Issue	Type of Security	Number Issued	Issue/Exercise Price	Reason for Issuance
April 2023	Incentive Stock Options	5,000	$4.50	Compensation
May 2023	Incentive Stock Options	150,000	$6.26	Compensation
November 2023	Incentive Stock Options	200,000	$4.41	Compensation
December 2023	Incentive Stock Options	850,000	$4.12	Compensation

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position held with Collective, principal occupation for the five preceding years and number of Common Shares beneficially owned by each person who is a director and/or an executive officer of Collective. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof.

Name, Position with the Corporation and Municipality of Residence	Director/Officer Since	Principal Occupation(s)	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Ari Sussman Executive Chairman and a Director Miami, Florida	May, 2021	Executive Chairman of the Corporation (2021 to Present); Chief Executive Officer of Continental Gold Inc. (2010 to 2020)	10,847,500 (16.4%)
Omar Ossma President and Chief Executive Officer Medellín, Colombia	May, 2021	President and Chief Executive Officer of the Corporation (2021 to Present); Vice President, Legal of Continental Gold Inc. (2015 to 2020)	500,000 (<1%)
Paul Begin Chief Financial Officer and Corporate Secretary Oakville, Ontario	May, 2021	Chief Financial Officer and Corporate Secretary of the Corporation (2021 to Present); Chief Financial Officer of Continental Gold Inc. (2011 to 2020))	4,056,863 (6.1%)
Paul Murphy(1)(2) Director Toronto, Ontario	May, 2021	Professional Board Member; Chief Financial Officer of G2 Goldfields Inc. (2020 to 2021); Executive Vice President of Finance and Chief Financial Officer of Guyana Goldfields Inc. (2010 to 2019)	284,667 (< 1%)
Ken Thomas(2)(3) Director Oakville, Ontario	May, 2021	Professional Board Member; President of Ken Thomas & Associates Inc. (2012 to 2022)	319,125 (< 1%)
María Constanza García Botero(1)(2) Director Medellín, Colombia	May, 2021

General Coordinator, Metro Linea 1 (2021 – Present); General Coordinator, Urban Development Institute (2021); Director of

Education at Semana (2020); Under-Secretary of Access

and Permanence with the

Colombian Education Secretary

(2019 to 2020); Manager at Deloitte

(Bogota, Colombia) (2018 to

2019)

Nil
Ashwath Mehra(1) Director Zug, Switzerland	September, 2021	Chief Executive Officer of ASTOR Management AG (2011 to Present)	1,315,700 (2.0%)
Angela María Orozco Gómez(2) Director Bogotá, Colombia	November, 2023	Professional Board Member; Minister of Transport and Infrastructure, Colombia (2018 – 2022)	Nil

Notes:
(1)	Member of the Audit Committee. Each Audit Committee member is “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees, and possesses education or experience that is relevant for the performance of their responsibilities as an Audit Committee member.
(2)	Member of the Compensation, Nominating and Corporate Governance Committee.
(3)	Dr. Ken Thomas retired from the Company’s Board of Directors effective April 10, 2024.

The Board are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced.

The by-laws of Collective permit the Board to appoint directors to fill any casual vacancies that may occur. Individuals appointed as directors to fill casual vacancies on the Board hold office for the remainder of the term of the director that he or she is replacing, being until the next annual general meeting at which time they may be re-elected or replaced.

As of the date of this AIF, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, a total of 17,323,855 Common Shares, representing approximately 26.2% of the Common Shares on a non-diluted basis.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Corporation is, or, within 10 years before the date of this Prospectus, has been, a director, officer or promoter of any person or company (including the Corporation) that, while that person was acting in that capacity: (a) was the subject of a cease trade or similar order that denied the relevant company access to any exemptions under applicable securities legislation that was in effect for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director or executive officer of the Corporation is, or, within the last 10 years, has been: (a) subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or executive officer of the Corporation, or a personal holding company of any such persons, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

Some of the Corporation’s directors and/or executive officers are also directors of other natural resource companies and, consequently, there exists the possibility for such persons to be in a position of conflict relating to any future transactions or relationships between the Corporation and such other companies or common third parties. However, the Corporation is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors or executive officers involving the Corporation are made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies and their obligations to act in the best interests of the shareholders of the Corporation. None of the present directors or executive officers of the Corporation, and no associate or affiliate of any of them, has any material interest in any transaction of the Corporation or in any proposed transaction which has materially affected or will materially affect the Corporation. See "Risk Factors".

AUDIT COMMITTEE DISCLOSURE

Audit Committee Charter

The Audit Committee has adopted a written charter setting out its mandate and responsibilities. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting processes and internal controls. The Audit Committee’s primary duties and responsibilities are to: (i) conduct reviews and discussions with management and the external auditors relating to the audit and financial reporting; (ii) assess the integrity of internal controls and financial reporting procedures; (iii) ensure implementation of internal controls and procedures; (iv) review the quarterly and annual financial statements and management’s discussion and analysis of the Corporation; (v) select and monitor the independence, performance and remuneration of the external auditors; and (vi) oversee of all disclosure relating to financial information. The Audit Committee is also responsible for reviewing and following the procedures established in the Corporation’s codes, policies and guidelines as may be established from time to time.

The Charter of the Corporation’s Audit Committee is set forth in Appendix "A" hereto.

Composition of the Audit Committee

The Audit Committee has been constituted to oversee the financial reporting processes of Collective and is comprised of Paul Murphy (Chair), María Constanza García Botero and Ashwath Mehra, who are each independent, as defined in National Instrument 52-110 – Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators. Each member of the Audit Committee is financially literate (as defined under NI 52-110) and possesses extensive financial knowledge, experience and comprehension of financial statements.

Relevant Education and Experience

Each member of the Audit Committee has experience relevant to his responsibilities as an Audit Committee member as described below.

Paul Murphy. Mr. Murphy is the former Chief Financial Officer of G2 Goldfields Inc. (TSXV:GTWO) from 2020 to 2021, and was also formerly the Executive Vice President of Finance and Chief Financial Officer of Guyana Goldfields Inc. from 2010 to 2019, and also served as Chief Financial Officer of GPM Metals Inc. He is a retired partner of PricewaterhouseCoopers LLP (1981-2010), where he served as National Mining Leader and West Cluster Leader in Canada. Throughout his career, Mr. Murphy has worked primarily in the resource sector and his clients have included major international oil and gas, and mining companies. Mr. Murphy’s professional experience includes financial reporting controls, operational effectiveness, IFRS and SEC reporting issues, financing, valuation, and taxation as they pertain to the mining sector. Mr. Murphy has a Bachelor of Commerce degree from Queen’s University and has been qualified as a Chartered Accountant since 1975. He is also Chairman of the board of directors of Alamos Gold, Inc., a director of Generation Mining Limited and a former director of Continental Gold.

María Constanza García Botero. Ms. García Botero has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014 served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia). More recently, Ms. García Botero was a senior manager with Deloitte in Bogota, Colombia (2018-2019), Under-Secretary of Access and Permanence with the Education Secretary in Bogota, Colombia (June 2019 – January 2020), Director of Education at Semana, a weekly periodical magazine of opinion and analysis in Colombia (January 2020 – December 2020) and coordinator for the Carrera Séptima upgrade project in a Green Corridor at the Institute for Urban Development IDU in Bogotá (2021). She currently works as general coordinator of Metro Linea 1, a consortium in charge of design, construction and operation of the first metro line in Bogotá. García Botero graduated from the Technological University of Pereira, Colombia obtaining a degree in industrial engineering, then obtained a diploma in socio-economic evaluation of projects at Universidad de los Andes, Bogota. She later obtained two master’s degree in Urban and Regional Development Administration and Public Policy from Ohio State University.

Ashwath Mehra. Mr. Mehra is a seasoned executive with 35 years of global experience in the minerals industry. Mr. Mehra is an economist by training and received his BSc (Econ) in Economics and Philosophy from the London School of Economics. He is the CEO of the ASTOR Group, a private investment and advisory business, working in the fields of mining, technology, biotech and real estate. He spent many years in the commodity trading and mining business as well as owning, buying and selling companies. He is a director of several companies, both public and private in both executive and non-executive roles. He also devotes significant time to non-profit activities in the fields of education and healthcare. Most recently, Mr. Mehra was Executive Chairman of GT Gold, a company he founded and sold to Newmont Corporation generating a significant return to GT Gold shareholders.

Pre-Approval Policies and Procedures

The Audit Committee charter sets out procedures regarding the provision of non-audit services by Collective’s independent chartered professional accountants. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted non-audit and non-audit related services.

External Auditor Service Fees (by category)

The following table provides detail in respect of audit, audit related, tax and other fees paid by the Corporation to the external auditors for professional services.

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2023	C$116,334	C$60,000	C$16,500	Nil
2022	C$100,122	C$65,000	C$18,042	Nil
2021	C$68,385	C$39,319	C$52,813	Nil

Notes:
(1)	"Audit Fees" refers to the aggregate fees billed by the external auditor for audit services, quarterly reviews and involvement with preparation of offering documents.
(2)	"Audit Related Fees" refers to aggregate fees billed for assurance and related services by the Corporation’s external auditor, including due diligence related to acquisitions, and other matters.
(3)	"Tax Fees" includes fees for professional services rendered by the external auditor for tax compliance, tax advice, and tax planning.
(4)	"All Other Fees" includes all fees billed by the external auditors for services not covered in the other three categories.

PROMOTERS

Ari Sussman, the Executive Chairman and a director of the Corporation, is a promoter of the Corporation. As of the date hereof Mr. Sussman beneficially owns, or controls or directs, directly or indirectly, a total of 10,847,500 Common Shares, 111,110 common share purchase warrants, and 350,000 incentive stock options representing approximately 16.4% of the equity of the Corporation on a non diluted basis. No person who was a promoter of the Corporation:

•	received anything of value directly or indirectly from the Corporation or a subsidiary within the last two years;

•	sold or otherwise transferred any asset to the Corporation or a subsidiary within the last two years;

•	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

•	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority within the last two years;

•	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision within the last two years; or

•	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions to which the Corporation or properties are or were subject to, during the most recently completed financial year ended December 31, 2023.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this AIF, no director, executive officer or principal shareholder of Collective, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Common Shares is TSX Trust Company located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

There are no contracts of the Corporation, other than contracts entered into in the ordinary course of business, that are material to the Corporation and that were entered into by the Corporation within the most recently completed financial year or before the most recently completed financial year if the material contract is still in effect, other than an option agreement to acquire the claims comprising the San Antonio Project dated July 9, 2020 between Minerales Provenza SAS and certain option holders, a purchase and sale agreement to acquire exploration mining titles comprising the Guayabales Project dated June 24, 2020 between Minerales Provenza S.A.S. and the Guayabales Mining Association, and a purchase and sale agreement to acquire an exploration title comprising the Guayabales Project dated December 23, 2020.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing made under National Instrument 51-102 – Continuous Disclosure Obligations by the Corporation during or relating to the most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company

•	David J. Reading, MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG), a special advisor to the Corporation, is a “qualified person” within the meaning of this term in NI 43-101 and has prepared the Corporation’s news releases, sections of this AIF and other disclosure documents that are of a scientific and technical nature pertaining to the Guayabales Project and has verified the data disclosed therein. Mr. Reading is independent of the Corporation. As of the date of this AIF, he holds directly or indirectly, 1,887,000 Common Shares, incentive stock options to purchase an aggregate of 175,000 Common Shares of the Corporation at varying prices and warrants to purchase an aggregate of 25,000 Common Shares of the Corporation at $3.25.

•	Stewart D. Redwood, PhD in ore geology and a Fellow of the Institute of Materials, Minerals and Mining (FIMMM), the Geological Society of London (FGS) and of the Society of Economic Geology (SEG), an independent consulting geologist, is the author of the Guayabales Technical Report. Dr. Redwood is an independent “qualified person” for the purposes of NI 43-101.

Other than Mr. Reading, no person named or referred to above beneficially owns, directly or indirectly, 1% or more of the Common Shares.

The auditors of the Corporation, BDO Canada LLP, Chartered Professional Accountants, Licensed Public Accountants (“BDO”), at its office located at 360 Oakville Place Drive, Suite 500, Oakville, Ontario, L6H 6K8, issued an independent auditor’s report dated March 28, 2024 in respect of the Corporation’s annual consolidated financial statements for the years ended December 31, 2023. BDO have advised that they are independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of Collective or of an associate or affiliate of Collective and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Corporation or of an associate or affiliate of Collective and no such person is a promoter of Collective or an associate or affiliate of Collective.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on the Corporation’s website at www.collectivemining.com. Additional financial information is contained in the Corporation's audited financial statements and MD&A for the most recently completed financial year, copies of which have been filed with the securities regulatory authorities in each of the provinces and territories of Canada other than Quebec. Such documents, as well as additional information about the Corporation, may be found under Collective’s issuer profile on SEDAR+ at www.sedarplus.ca.

Appendix “A” - CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF COLLECTIVE MINING LTD.

PURPOSE

1.	The audit committee (the “Committee”) is a committee of the board of directors (the “Board”) of Collective Mining Ltd. (“Collective” or the “Company”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	the financial reporting process and the quality, transparency and integrity of the Corporation’s consolidated financial statements and other related public disclosures;

(b)	the Corporation’s internal controls over financial reporting;

(c)	the Corporation’s compliance with legal and regulatory requirements relevant to the consolidated financial statements and financial reporting;

(d)	ensuring that there is an appropriate standard of corporate conduct for senior financial personnel and employees including, if necessary, adopting a corporate code of ethics;

(e)	the external auditors’ qualifications and independence; and

(f)	the performance of the internal audit function and the external auditors.

2.	The function of the Committee is oversight. The members of the Committee are not full-time employees of the Corporation. The Corporation’s management is responsible for the preparation of the Corporation’s consolidated financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Corporation’s external auditors are responsible for the audit or review, as applicable, of the Corporation’s consolidated financial statements in accordance with applicable auditing standards and laws and regulations. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.

COMPOSITION

3.	The Committee shall be appointed by the Board annually on the recommendation of the Corporate Governance, Nominating and Compensation Committee and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

4.	At least a majority of the members of the Committee shall be directors whom the Board has determined are independent and all members of the Committee shall be “financially literate”, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

5.	The Chair of the Committee will be designated by the Board from among the members of the Board. If for any reason a Chair of the Committee is not appointed by the full Board, members of the Committee may designate a Chair of the Committee by majority vote of the full membership of the Committee.

POWERS OF THE COMMITTEE

6.	The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Corporation, which shall provide adequate funding for such purposes. The Corporation shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted and direct access to the books and records of the Corporation, management, the external auditors and the head of internal audit, including private meetings, and shall have the authority to conduct any investigation, in each case as it considers necessary or appropriate to discharge its duties and responsibilities.

MEETINGS

7.	The Committee shall have a minimum of four meetings per year, to coincide with the Corporation’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors or the head of internal audit.

8.	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee. A meeting of the Committee may be called by notice, which may be given by written notice, telephone, facsimile, email or other communication equipment, given at least 48 hours prior to the time of the meeting provided that no notice of a meeting will be necessary if all of the members are present either in person or by means of telephone or web conference or if those absent waive notice or otherwise signify their consent to the holding of such meeting.

9.	The Committee will hold an in camera session without any senior officers present at each meeting. The Chairman will inform the Chief Financial Officer of the substance of these meetings to the extent that action is required by management.

10.	The Committee will keep minutes of its meetings which shall be available for review by the Board. The Committee may appoint any individual, who need not be a member, to act as the secretary at any meeting.

11.	The Committee may invite such directors, senior officers and other employees of the Corporation and such other advisors and persons as is considered appropriate to attend any meeting of the Committee.

12.	A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of Members.

13.	Any matter to be determined by the Committee will be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Any action of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee (including in counterpart) and any such action will be as effective as if it had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

14.	The Committee will report its determinations and recommendations to the Board.

DUTIES AND RESPONSIBILITIES

The responsibilities of a member of the Committee shall be in addition to such Member’s duties as a member of the Board. The duties and responsibilities of the Committee shall be as follows:

Financial Reporting and Disclosure

15.	The Committee has the duty to determine whether the Corporation’s financial disclosures are complete, accurate, are in accordance with international financial reporting standards and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Corporation’s own policies.

16.	Review, discuss and recommend to the Board for approval the annual audited consolidated financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders.

17.	Review and discuss with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes.

18.	Review, discuss and approve, or recommend to the Board for approval, the quarterly consolidated financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders.

19.	Review and discuss with management and the external auditors the Corporation’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management’s representation letters and any schedule or unadjusted differences) and significant adjustments resulting from the audit or review.

20.	Review and discuss with management the Corporation’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts, rating agencies and shareholders.

21.	Review and discuss such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

22.	Review disclosure respecting the activities of the Committee included in the Corporation’s annual filings.

23.	Review and approve any changes to the Corporation’s significant accounting policies.

24.	Inquire of the auditors the quality and acceptability of Collective’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

25.	Meet independently with the external auditor and management in separate executive sessions, as necessary or appropriate.

26.	Ensure that management has the proper systems in place so that the Corporation’s consolidated financial statements, financial reports and other financial information satisfy legal and regulatory requirements. Based upon discussions with the external auditor and the consolidated financial statement review, if it deems appropriate, provide the Board with such recommendations and reports with respect to the financial disclosures of the Corporation.

External Auditor

27.	Retaining and terminating, and/or making recommendations to the Board and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Corporation’s consolidated financial statements.

28.	Communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders.

29.	Obtaining and reviewing an annual report prepared by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

30.	Reviewing any post-audit or management letter containing the recommendations of the external auditor and management’s response thereto, and monitoring the subsequent follow-up to any identified weaknesses.

31.	Evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Corporation, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Corporation.

32.	Approving, or recommending to the Board for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement.

33.	Reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements.

34.	Setting hiring policies with respect to the employment of current or former employees of the external auditors.

Internal Controls and Audit

35.	Reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Corporation’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls over financial reporting.

36.	Discussing the Corporation’s process with respect to risk assessment (including fraud risk), risk management and the Corporation’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks.

37.	Reviewing and discussing with management, if and when adopted, the Corporation’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance.

38.	Establishing procedures for:

(a)	the receipt, retention and treatment of complaints regarding accounting, internal controls, or auditing matters; and

(b)	confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting, internal controls or auditing matters;

(c)	dealing with the reporting, handling and taking of remedial action in respect to alleged illegal or unethical behavior as provided in the Corporation’s Code of Business Conduct and Ethics, Whistleblower Policy and anti-corruption policies, as applicable and if and when adopted.

39.	Requiring the Corporation to appoint an independent service provider to maintain a whistleblower hotline and be responsible for receiving complaints or concerns. As soon as practical after receiving such information, the independent service provider is to inform the Audit Committee Chair of the complete details of any complaint or concern received. The Chair of the Audit Committee shall promptly advise the other members of the Audit Committee of the complaint or concern and the Audit Committee shall determine how best to deal with the complaint or concern.

40.	Reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Corporation’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis.

41.	Approving in advance the retention and dismissal of the head of internal audit.

Other

42.	Meeting separately, periodically, with each of management, the head of internal audit and the external auditors.

43.	Reporting regularly to the Board.

44.	Reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance, Nominating and Compensation Committee of the Board on an annual basis.

45.	Evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance, Nominating and Compensation Committee, which shall report to the Board.

46.	Review annually, together with the Corporate Governance, Nominating and Compensation Committee of the Board, the directors’ and officers’ liability insurance and indemnities of the Corporation and consider the adequacy of such coverage.

DUTIES OF THE COMMITTEE CHAIR

47.	The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	meet regularly with the Chief Financial Officer of the Corporation and other members of management to review material issues relating to matters under discussion, review and consideration by the Audit Committee and to provide the Audit Committee and the Board, in a timely manner, all information necessary to permit the Board to fulfill its statutory obligations;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.